Exhibit C-8

Department of Finance Canada | Ministère des Finances Canada

Update of Economic and Fiscal Projections

NOVEMBER 12, 2013

Canada

©Her Majesty the Queen in Right of Canada  (2013)

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Cat. No.: F1-37/2013E-PDF

TABLE OF CONTENTS

Highlights	5

Chapter 1 – Staying on Track in an Uncertain World	7

Supporting Jobs and Growth	9

An Ongoing Commitment to Sound Public Finances	12

Chapter 2 – Economic Developments and Prospects	15

Introduction	15

Global Economic Developments and Outlook	16

Financial Market Developments	22

Commodity Prices	24

Canada’s Recent Economic Performance	27

Canadian Economic Outlook — Private Sector Forecasts	38

Revisions to the Private Sector Forecast Since 2011	42

Planning Assumptions	44

Chapter 3 – Fiscal Outlook	45

Fiscal Planning Assumptions	45

Changes in the Fiscal Outlook Since the March 2013 Budget	45

An Ongoing Commitment to Strong Public Finances	51

Summary Statement of Transactions	51

Outlook for Budgetary Revenues	54

Outlook for Program Expenses	58

Risks to the Fiscal Projections	61

Sensitivity of the Budgetary Balance to Economic Shocks	61

Annex – Update of Long-Term Economic and Fiscal Projections	65

Long-Term Economic and Fiscal Projections	65

Methodology and Key Assumptions	72

Detailed Fiscal Projections	74

Sensitivity Analysis	75

Update of Economic and Fiscal Projections

HIGHLIGHTS

•

The federal deficit has been reduced by almost two-thirds, from $55.6 billion in 2009–10 to $18.9 billion in 2012–13. Direct program spending has fallen for the third consecutive year, from $122.8 billion in 2009–10 to $117.7 billion in 2012–13.

•

The projected budgetary balance has improved across the forecast horizon as a result of policy decisions and changes to the forecast since Budget 2013. The Government projects a deficit of $17.9 billion in 2013–14, down from the $18.9-billion deficit recorded in 2012–13. This projection takes into account the estimated federal liability of $2.8 billion for disaster assistance related to the recent flooding in Alberta and the $60 million in assistance announced for the town of Lac-Mégantic. The deficit is projected to decline to $5.5 billion in 2014–15. A surplus of $3.7 billion is projected for 2015–16, even after taking into account a $3.0-billion adjustment for risk.

•

The Government remains on track to return to a balanced budget in 2015. Eliminating the deficit will ensure that the federal debt-to-GDP (gross domestic product) ratio will fall to low, pre-recession levels by 2017–18 and that Canada’s total government net debt-to-GDP ratio remains the lowest in the Group of Seven (G-7).

•	The Government is also on track to achieve the target, announced this September at the G-20 Leaders’ Summit in St. Petersburg, Russia, of reducing the federal debt-to-GDP ratio to 25 per cent by 2021.

•	The Canadian economy has experienced the best performance among G-7 countries over the recovery in terms of both output and job creation.

•

However, the global economic environment remains highly uncertain and downside risks continue to weigh on the outlook. While economic growth in Canada has remained resilient, Canada is not immune to developments outside its borders. Global economic weakness has weighed on our exports, which has restrained Canada’s real GDP growth. More recently, the weak external environment has dampened the prices of our export commodities which, combined with low domestic inflation, has resulted in weaker nominal GDP growth than was expected in Budget 2013.

•

To support jobs and growth, in September 2013 the Government announced that it will freeze the Employment Insurance premium rate at the 2013 level of $1.88 per $100 of insurable earnings for 2014, and additionally that the rate will be set no higher than $1.88 for 2015 and 2016.

•

As announced in the Speech from the Throne, the Government is reintroducing a freeze on departmental operating spending, which will incent departments to use their existing resources more efficiently. The freeze will apply to the 2014–15 and 2015–16 fiscal years and will help ensure a return to balanced budgets in 2015.

•

The Government is undertaking a systematic review of its corporate assets as a normal part of good governance, with a view to improving their efficiency and effectiveness and ensuring value for taxpayers. When it is in the best interest of Canadians, assets will be sold. As a first step, on September 16, the Government divested its interests in 30 million common shares in General Motors. The Government is also updating its spending projections in light of lower-than-expected departmental spending in 2012–13, which reflects the Government’s commitment to the responsible use of public funds—funds are only spent when necessary.

Note: This document incorporates economic, financial and fiscal data available up to and including November 8, 2013, unless otherwise indicated.

Staying on Track in an Uncertain World

CHAPTER 1

STAYING ON TRACK IN AN UNCERTAIN WORLD

The Canadian economy has remained resilient in the face of global economic uncertainty. Over the recovery, Canada has outperformed all other G-7 economies in job creation, with economic growth driven by strong domestic demand (Chart 1.1). Over 1 million more Canadians are working today than at the time of the trough in employment in July 2009. These new jobs are overwhelmingly full-time positions in the private sector, with the majority in high-wage industries.

Chart 1.1

Improvement in Employment Over the Recovery

per cent
7
6
5
4
3
2
1
0
6.3
5.6
4.0
3.4
1.0
0.6
0.0
Canada
United States
Germany
United Kingdom
Japan
France
Italy

Note: Monthly data for Canada (July 2009 to October 2013), the United States (February 2010 to October 2013), Germany (July 2009 to September 2013), Japan (December 2012 to September 2013) and Italy (at its lowest as of September 2013). Quarterly data for France (2009Q3 to 2013Q2) and the United Kingdom (2010Q1 to 2013Q2).

Sources: Haver Analytics; Department of Finance calculations.

Chapter 1

However, Canada is not immune to external developments. Global economic growth has weakened over the course of this year, reflecting slower growth in emerging economies and continued slow growth in advanced economies. In the U.S., elevated uncertainty regarding fiscal policy, along with fiscal measures to reduce the deficit, continue to weigh on growth prospects. While overall growth in the euro area has returned to positive territory, striking disparities remain within the region and it continues to face record-high unemployment and tight financial market conditions. Taken together, these factors have led the International Monetary Fund (IMF) to revise down its global growth outlook for both this year and next (Chart 1.2).

These global developments have weighed on the Canadian outlook. While our domestic economy has remained resilient, weak external demand has dampened our exports, restraining Canada’s overall real GDP growth since 2012. Moreover, the ongoing period of heightened global uncertainty has negatively affected the prices of our export commodities since Budget 2013. Along with low domestic inflation, this has resulted in weaker nominal GDP growth over the first half of 2013 than was expected in the budget.

Staying on Track in an Uncertain World

Looking ahead, private sector economists are calling for continued modest real GDP growth, an outlook that is virtually unchanged from Budget 2013. However, the recent weakness in inflation, both domestically and in the prices of our export commodities, has led forecasters to revise down the average outlook for nominal GDP growth for both this year and next (Chart 1.3).

Supporting Jobs and Growth

Creating jobs and securing economic growth are and will remain the Government’s top priorities.

Economic Action Plan 2013 built on the strong foundation that the Government has created since 2006 with affordable measures to bolster the fundamental strengths and resilience of the Canadian economy. It included measures to:

•	Connect Canadians With Available Jobs by equipping them with the skills and training they require to obtain high-quality, well-paying jobs.

•

Help Manufacturers and Businesses Succeed in the Global Economy by enhancing the conditions for creating and growing businesses, including measures to support a globally competitive manufacturing sector, build on Canada’s financial sector advantage, increase and diversify our exports, and develop our natural resources in a safe, responsible and secure way.

•

Create a New Building Canada Plan that adds to the unprecedented investments in public infrastructure since 2006 with a new infrastructure plan focused on projects that create jobs and economic growth and provide a high quality of life for Canadian families.

Chapter 1

•	Invest in World-Class Research and Innovation and foster a vibrant entrepreneurial culture where new ideas are translated from laboratories into the marketplace.

•	Support Families and Communities by expanding opportunities for Canadians to succeed and enjoy a high quality of life.

On September 9, 2013, the Government announced that it will freeze the Employment Insurance premium rate at the 2013 level of $1.88 per $100 of insurable earnings for 2014, and additionally that the rate will be set no higher than $1.88 for 2015 and 2016. This will leave $660 million in the pockets of job creators and Canadian workers in 2014 alone, which will help provide the certainty and flexibility employers, especially small businesses, need to keep growing.

The Government is acting to better position Canada as a strong competitor in the global economy

In mid-October, Canada and the European Union (EU) reached an agreement in principle on a comprehensive trade agreement that will significantly boost trade and investment ties, creating jobs and opportunities for Canadians. The elimination of approximately 98 per cent of all EU tariff lines on the first day that the Agreement comes into force will translate into increased profits and market opportunities for Canadian businesses of all sizes, in every part of the country, as well as reduced prices for Canadian consumers.

The Agreement will provide Canada with preferential market access to the EU. As a result, Canada will be one of only a few developed economies to have preferential access to the world’s two largest markets: the EU and the United States, which together represent more than 800 million relatively affluent consumers and almost half of global GDP.

Staying on Track in an Uncertain World

The actions taken by the Government since 2006 have helped the Canadian economy to enjoy the strongest economic performance in the G-7, with almost 1.6 million new jobs created since the beginning of 2006. In addition, Canadians have enjoyed the strongest income growth in the G-7 by far (Chart 1.4).

Employment and incomes have grown faster in Canada than in any other G-7 country since 2006

Chart 1.4

Growth in Employment From 2006 to 2012

per cent
10
8
6
4
2
0
-2
0.0
Canada
Germany
United Kingdom
France
Italy
United States
Japan

Note: Base year for calculations is 2005.

Sources: Haver Analytics; IMF; Department of Finance calculations.

Growth in Real per Capita Disposable Income From 2006 to 2012

per cent
15
12
9
6
3
0
-3
-6
-9
-12
Canada
Germany
United States
France
United Kingdom
Japan
Italy

Notes: This chart shows gross personal per capita disposable income deflated by the Consumer Price Index. The last data point is 2012 for all countries except Japan, for which it is 2011. Base year for calculations is 2005.

Sources: Haver Analytics; IMF; Department of Finance calculations.

This strong economic performance has translated into income gains for all Canadians. In 2011, families in all major income quintiles had a higher income (after taxes, transfers and inflation) than prior to the recession. Moreover, gains in income between 2008 and 2011 were more pronounced for lower-income families. Further, the share of Canadians living in low-income families has fallen to 8.8 per cent in 2011, its lowest level on record. The shares of children and seniors living in low-income families were also both at or near historic lows (Chart 1.5).

Chapter 1

An Ongoing Commitment to Sound Public Finances

Ultimately, the resilience of the Canadian economy, and its ability to thrive in the 21st century global economy, must be underpinned by a strong fiscal position. Lowering the debt reduces the burden placed on future generations of Canadians and improves the environment for investment by keeping taxes and interest rates low. The commitment to manage public finances in a responsible manner is a key element of the Government’s comprehensive economic plan launched in 2006 to foster strong, sustainable, long-term economic growth, building on Canada’s key advantages.

The commitment to return to balanced budgets results from the Government’s fundamental belief that the private sector is the engine of growth and wealth creation. The role of government is to provide the framework policies, programs and services for a prosperous economy and society at levels of taxation that are competitive and sustainable for the long term.

To ensure that Canada is well positioned to withstand future economic shocks and address the priorities of Canadians, the Government has taken a number of actions since Budget 2010 to eliminate the deficit and return to balanced budgets in 2015. These actions include controlling the direct program spending of federal departments, ensuring reasonable and affordable federal employee compensation, and closing tax loopholes. The success of these measures will allow the Government to return to balanced budgets without raising taxes or cutting important transfers in support of health care and social services, Equalization and the Gas Tax transfer to municipalities.

Staying on Track in an Uncertain World

The Government is taking further action to ensure a return to balanced budgets in 2015. Specifically, as announced in the Speech from the Throne, it is reintroducing a freeze on operating spending. The freeze will be in effect for the 2014–15 and 2015–16 fiscal years. Under the freeze, departments and agencies will be required to absorb any collectively bargained wage increases for those two years. This will incent departments to become more efficient with their existing resources.

The Government is also updating its spending projections to reflect lower-than-expected departmental spending in 2012–13, which reflects the Government’s commitment to the responsible use of public funds—funds are only spent when necessary.

In addition, the Government is undertaking a systematic review of its corporate assets as a normal part of good governance, with a view to improving their efficiency and effectiveness and ensuring value for taxpayers. When it is in the best interest of Canadians, assets will be sold. As a first step, on September 16, the Government divested its interests in 30 million common shares in General Motors. The fiscal projections in this Update include conservative estimates of the potential net proceeds from already-announced upcoming asset sales.

With these actions and changes, the Government projects a deficit of $17.9 billion in 2013–14, down from the $18.9-billion deficit recorded in 2012–13. The deficit is projected to decline to $5.5 billion in 2014–15. A surplus of $3.7 billion is projected for 2015–16, even after taking into account a $3.0-billion adjustment for risk (Chart 1.6). Relative to Budget 2013, the projected budgetary balance has improved in every year of the forecast horizon.

Chapter 1

Eliminating the deficit and maintaining balanced budgets will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track (Chart 1.7). Canada’s federal debt is expected to decline to a low, pre-recession level of 27.6 per cent of GDP by 2017–18, putting the Government well on its way to meeting its commitment to reduce the debt to 25 per cent of GDP by 2021. This will help to ensure that Canada’s total government net debt (which includes that of the federal, provincial, territorial and local governments as well as the net assets of the Canada Pension Plan and Québec Pension Plan) will remain the lowest, by far, of any G-7 country and among the lowest in the advanced G-20 countries.

Public debt charges represented approximately 11 cents of every revenue dollar in 2012–13, which is well below the peak of 38 cents of every revenue dollar in 1990–91. This means that fewer hard-earned tax dollars are being diverted from important government services and programs to service debt.

This Update also provides an update of Canada’s long-term economic and fiscal projections, which confirms that the federal government’s financial situation is on a sustainable path.

Economic Developments and Prospects

CHAPTER 2

ECONOMIC DEVELOPMENTS AND PROSPECTS

Introduction

Almost five years after the end of the global recession, the external economic environment remains fragile. The outlook for global economic growth has weakened somewhat since Budget 2013, primarily due to weaker-than-expected growth in emerging economies. Growth in advanced economies has shown signs of stabilizing, but at a relatively modest pace. In the U.S., elevated uncertainty regarding fiscal policy, along with fiscal measures to reduce the deficit, continue to weigh on growth prospects. While overall growth in the euro area has returned to positive territory, striking disparities remain among member nations, and the region continues to face record-high unemployment and tight financial market conditions.

Despite this external weakness, the Canadian economy has continued to expand, albeit at a modest pace, enjoying the best performance among Group of Seven (G-7) countries over the recovery. Since the end of the global recession, over 1 million new jobs have been created in Canada, with economic growth driven by solid private domestic demand.

However, Canada is not immune to external developments. Canada’s domestic economy has been restrained by weak exports, reflecting the slow global recovery and the economic challenges faced by some of our largest trading partners. More recently, ongoing uncertainty in the global economy has also begun to weigh on domestic business investment. As a result, the private sector forecast for real gross domestic product (GDP) continues to point to modest growth ahead.

Weaker-than-expected global growth since Budget 2013 has also translated into continued softness in the prices of some of Canada’s export commodities. In addition, the ongoing modest pace of Canadian growth has resulted in continued low domestic price inflation. Together, these factors have weighed on economy-wide prices, restraining the growth of nominal GDP, which is the broadest single measure of the tax base.

This chapter reviews major global and Canadian economic developments since Budget 2013, presents the September 2013 average private sector economic forecast that forms the basis for the fiscal projections presented in this Update, and discusses the risks and uncertainties surrounding this economic forecast.

Chapter 2

Global Economic Developments and Outlook

Global growth has been weaker than expected at the time of Budget 2013. Growth in advanced economies has stabilized at a relatively slow pace, while growth in emerging economies has decelerated markedly. As a result, the International Monetary Fund (IMF) has revised down its global growth forecast for 2013, particularly for emerging economies (Chart 2.1).

Economic Developments and Prospects

In Europe, the euro area posted real GDP growth of 1.1 per cent in the second quarter of 2013 following a year-and-a-half-long recession. Recent economic indicators suggest the euro area will again see positive, albeit very slow, growth in the third quarter (Chart 2.2). However, striking disparities remain within the region, as Germany and France grew at a solid pace in the second quarter, while recessions continued in Italy, Spain, Greece and the Netherlands. As well, the region continues to face record-high unemployment and financial conditions remain tight, as banks continue to tighten lending standards and interest rates for private borrowers remain elevated in the peripheral countries, such as Spain, Portugal and Greece. The IMF forecasts a contraction of 0.4 per cent in 2013, followed by growth of 1.0 per cent in 2014.

Growth in the euro area remains constrained by restrictive lending to the private sector, especially in peripheral nations. The European Central Bank (ECB) has taken some additional steps to boost growth, cutting its policy rate in May and again in November, bringing the benchmark rate to a record low of 0.25 per cent. In addition, the ECB signalled in July that it will keep its policy rate at low levels for “an extended period of time.” European authorities have also made some progress on the initial stage of a banking union. However, more needs to be done, as the banking system remains fragile and overleveraged. Peripheral countries have also made strides in reducing their fiscal deficits, but further progress is needed to bring sovereign debt down to sustainable levels.

In the United States, economic growth continues to improve. Growth in the third quarter was 2.8 per cent, up slightly from its second-quarter pace and well above the 1.1 per cent posted in the first quarter, in spite of rising long-term interest rates and renewed uncertainty over U.S. fiscal policy. Private demand in the U.S. appears to be holding up, including the continued recovery in the housing market.

Chapter 2

At the beginning of 2013, an agreement to avert most of the “fiscal cliff” (a combination of spending reductions and tax increases) reduced fiscal policy uncertainty. However, uncertainty persists, and over the course of the summer Congress failed to agree on renewed spending authority for the federal government. The expiry of government spending authority on September 30 resulted in a shutdown of non-essential federal government operations from October 1 to October 16. More significantly, the U.S. government nearly reached its debt limit, at which point it would have been unable to borrow additional funds, raising the spectre of a government debt default. The impasse ended after an agreement was reached to extend government funding to January 15, 2014 and lift the federal debt limit until February 7, 2014, allowing time for a broader discussion of fiscal reforms.

The partial shutdown of the federal government is expected to have only a minor impact on fourth-quarter real GDP growth. Overall, U.S. private sector economists estimate that the shutdown reduced real GDP growth in the fourth quarter by between 0.2 and 0.6 percentage points. The main channel through which the two-week shutdown will affect real GDP will be the loss of hours worked by public servants. However, some of these lost hours will likely be made up through overtime work, mitigating the impact on real GDP. More importantly, all furloughed federal employees will receive back pay for the days they did not work. As a result, they are likely to have simply postponed purchases of goods and services (particularly bigger ticket items) during the shutdown period, rather than cutting them altogether. Beyond this direct impact, uncertainty in the lead-up to the resolution of the shutdown and extension of the debt limit may have also had a negative impact on confidence, resulting in a small reduction in private sector spending and investment. This suggests that while estimates may show a negative impact on real GDP due to lost hours worked in the government sector, there should be only a modest negative impact on the U.S. private economy as a result of the shutdown.

Notwithstanding the outcome of future spending and debt limit negotiations, already-announced deficit reduction measures (including spending reductions and tax increases) are expected to be smaller in 2014 than in 2013. This lessening in deficit reduction measures should help to support a pick-up in economic growth next year, as long as the tax increases implemented in 2013 do not continue to weigh on economic activity in 2014.

Growth will also be supported by monetary policy, which is expected to remain highly accommodative over the medium term, as the Federal Reserve has committed to keep short-term interest rates close to zero at least until the unemployment rate falls to 6.5 per cent, which financial markets expect to occur in 2015. The Fed has also continued its purchases of U.S. treasury securities and mortgage-backed securities, but signalled this spring that it could start to ease or “taper” the pace of these purchases later in the year, provided the economy improved as projected. This announcement led to financial market uncertainty about the exact timing and pace of tapering and has triggered a more general repricing of risk, resulting in an increase in the level and volatility of U.S. long-term interest rates.

Economic Developments and Prospects

For 2013 as a whole, growth in the U.S. is expected to be 1.6 per cent, down from the forecast of 1.9 per cent contained in Budget 2013. However, growth is expected to pick up to 2.9 per cent in 2014, driven by continued recovery in the housing market, a pick-up in consumer spending and an easing of fiscal headwinds (Chart 2.3).

In emerging economies, growth has been weaker than expected. This appears to reflect both cyclical slowing and weaker trend growth. The slowdown in growth has highlighted vulnerabilities such as high fiscal and current account deficits. Exacerbating these vulnerabilities has been the recent sharp increase in U.S. long-term interest rates, which, along with a general repricing of risk, has shifted capital back to the U.S., leading to exchange rate depreciation, rising interest rates and falling equity prices in many emerging economies, particularly India, Indonesia, Turkey, South Africa and Brazil. Nevertheless, most analysts see only a small risk of a repeat of the 1997–98 Asian financial crisis, as most of the affected countries have built up currency reserves and introduced greater exchange rate flexibility, while international support mechanisms (such as the IMF) have been strengthened.

In China, real GDP growth picked up to 9.1 per cent in the third quarter of 2013 after slowing in the first half of the year. For the year as a whole, however, the IMF expects growth of 7.6 per cent, easing to 7.3 per cent in 2014. This would represent the weakest annual growth rate since 1999 and is significantly below the average annual growth rate of about 10 per cent recorded over the decade preceding the global recession. To some extent, this growth slowdown has been intentional, as Chinese authorities seek to safeguard financial stability and move the economy to a more balanced and sustainable growth path by shifting China’s growth model toward domestic consumption and away from investment and exports.

Chapter 2

Overall, the IMF has revised down its global outlook for both 2013 and 2014 relative to its forecast at the time of Budget 2013. This is due to the fact that while growth in advanced economies has stabilized at low levels, growth in emerging economies has been weaker than anticipated. As a result, global growth in 2013 is now expected to be lower than in 2012, continuing a downward trend in growth observed since 2010.

Nonetheless, in its most recent projection, the IMF expects global growth to pick up modestly in 2014, reflecting in part a stronger U.S. economy, an appreciable reduction in fiscal tightening for most advanced economies and highly accommodative monetary conditions. Overall, the IMF expects world real GDP growth to rise from 2.9 per cent in 2013 to 3.6 per cent in 2014. For advanced economies, the IMF now projects growth of 1.2 per cent in 2013 picking up to 2.0 per cent in 2014. In emerging economies, the pace of economic activity is projected to remain well above that of the advanced economies, but below the elevated levels seen in recent years, with expected growth of 4.5 per cent in 2013 and 5.1 per cent in 2014 (Chart 2.4).

Despite the recent deceleration of growth in emerging economies, it is clear that they will remain the engine of global growth. Along with ongoing uncertainty over the global economic outlook, this underscores the need for Canada to diversify its export markets. In 2012, 75 per cent of Canada’s goods exports were destined for the U.S., down from 82 per cent in 2006. This decline has been mirrored by rising shares of our exports to Europe, emerging Asia and other markets (Chart 2.5). In order to hedge against uncertainty and take advantage of the world’s fastest growing economies, it is clear that Canada will need to continue to develop export markets in regions such as Europe and Asia.

Economic Developments and Prospects

In mid-October, Canada and the European Union (EU) reached an agreement in principle on a comprehensive trade agreement that will significantly boost trade and investment ties, creating jobs and opportunities for Canadians. The Agreement will provide Canada with preferential market access to the EU. As a result, Canada will be one of only a few developed economies to have this access to the world’s two largest markets, the EU and the Unites States, which together represent more than 800 million relatively affluent consumers and almost half of global GDP. Canadian workers in every region of the country stand to benefit significantly from increased access to this lucrative 28-country market. The elimination of approximately 98 per cent of all EU tariff lines on the first day that the Agreement comes into force will translate into increased profits and market opportunities for Canadian businesses of all sizes, in every part of the country.

Chapter 2

Financial Market Developments

Most global equity markets have improved since Budget 2013, reflecting signs that growth prospects have begun to improve in the U.S. and euro area (Chart 2.6). Canadian markets, on the other hand, have risen only modestly, in part reflecting ongoing weakness in many commodity prices.

Economic Developments and Prospects

However, markets have remained volatile, reflecting ongoing uncertainty over U.S. fiscal and monetary policy and persistent structural issues in the euro area. This has triggered a more general repricing of risk, resulting in both higher-than-anticipated and more volatile long-term interest rates in the U.S. As a result, long-term interest rates have increased in other advanced economies, including Canada (Chart 2.7). Together with a reassessment of economic fundamentals, this has contributed to currency depreciation and capital outflows in a number of emerging economies. Overall, global financial conditions have tightened since the time of Budget 2013.

Chapter 2

Commodity Prices

Since Budget 2013, weaker growth in emerging economies has continued to put downward pressure on many global commodity prices. In particular, prices for many base metals declined over much of the late spring and summer on expectations of slowing Chinese economic growth (Chart 2.8).

Chart 2.8

Change in Commodity Prices Since Budget 2013 (in U.S. dollars)

Total
CEP crude oil
Natural gas
Forestry
Metals and minerals
Agriculture
-12
-10
-8
-6
-4
-2
0
2
4
6
per cent

Note: The Canadian effective price (CEP) is an export-weighted composite of Edmonton Par (Western Canadian light), Brent (the benchmark for Newfoundland and Labrador light crude oil) and Heavy Hardisty (Western Canadian heavy, including bitumen) crude oil prices. Change is calculated since the March 2013 average. Last data point is October 2013.

Sources: Commodity Research Bureau; Natural Resources Canada; Department of Finance calculations.

Economic Developments and Prospects

Global crude oil prices, as measured by the Brent benchmark, have been broadly unchanged since the time of Budget 2013. However, the U.S. West Texas Intermediate (WTI) benchmark price is modestly higher, reflecting unexpected declines in U.S. crude oil inventories, particularly during July and August. This, along with some reduction in crude oil transportation bottlenecks in the U.S., boosted Canadian benchmark prices even further. Indeed, by late July and August, the larger-than-normal discount on Canadian prices relative to the Brent benchmark had largely dissipated. While this discount has subsequently widened somewhat, it remains below the record levels registered in late 2012 (Chart 2.9).

Chapter 2

The fluctuations in these crude oil benchmark prices have also been reflected in actual crude oil export and import prices, which can differ from benchmark prices due to changes in the quality of crude oil (for example, the share of lower-valued heavy crude oil) from period to period, as well as differences in prices between the time contracts are signed and crude oil is delivered. From this perspective, despite the narrowing of the gap between Canadian and global oil price benchmarks, a larger-than-normal price differential remains. As shown in Chart 2.10, if export prices for Canadian crude oil had kept pace with those for imported oil since the end of 2010, the value of Canada’s crude oil exports would have been approximately $7.6 billion higher (or 0.5 per cent of nominal GDP), on average, over the period. And, while this impact lessened somewhat in the second and third quarters of 2013, more recent benchmark data point to an increased price differential once again in the fourth quarter.

Going forward, anticipated continued increases in U.S. and Canadian production will mean that Canadian crude oil producers will continue to face prices that are both more volatile and lower than those prevailing globally. This phenomenon will have significant implications for investment and output in the energy sector, with negative impacts on the Canadian economy as a whole, and underscores the need for improved infrastructure to gain access to global markets and reduce Canada’s dependence on the North American market for energy commodities.

Economic Developments and Prospects

Canada’s Recent Economic Performance

Canada has experienced a solid job creation performance since the beginning of the recovery, with over 1 million more Canadians working today than at the time of the trough in employment in July 2009—an increase of 6.3 per cent. Canada has outperformed all other G-7 economies in job creation over this period (Chart 2.11). Solid employment growth lowered the unemployment rate to 6.9 per cent in September and October 2013, its lowest level since December 2008.

Chapter 2

Moreover, about 90 per cent of all jobs created over the recovery have been full-time positions, with more than two-thirds in high-wage industries (Chart 2.12). Encouragingly, the private sector has been the main source of job creation since the end of the recession, an essential condition for a sustained recovery and expansion.

Job creation during the recovery has largely been in high-wage, full-time, private-sector employment

Chart 2.12

Change in Employment Over the Recovery July 2009 to October 2013

thousands
1,200
1,000
800
600
400
200
0
1,050
719
68%
331
32%
934
89%
116
11%
847
81%
203
19%
Total employment
High-wage industries
Low-wage industries
Full-time
Part-time
Private sector
Public sector

Note: Calculations are based on Statistics Canada data for 105 industries. High-wage industries are defined as those with average hourly wages above the aggregate average. Totals may not add due to rounding.

Sources: Statistics Canada; Department of Finance calculations.

Economic Developments and Prospects

The employment situation in Canada contrasts sharply with that of the U.S., where employment remains below pre-recession levels almost five years after the end of the global recession (Chart 2.13). As a result, the Canadian unemployment rate has been below that of the United States since October 2008, a phenomenon not seen on a sustained basis since the mid-1970s. Furthermore, when Canadian unemployment is measured on the same basis as in the U.S., the unemployment rate gap between the two countries increases to 1.3 percentage points,1 demonstrating the strength of the recovery in Canada.

The stronger performance of the Canadian labour market is also reflected in the long-term unemployment rate (the number of people unemployed for a period of at least 27 weeks as a share of the labour force). Canada’s long-term unemployment rate stood at 1.4 per cent in 2012, below its historical average since 1976 and well below the U.S. level of 3.3 per cent, which remains more than double its average over the same period.

Moreover, the Canadian labour market has maintained a much higher labour force participation rate (the share of the population 15 and over in Canada, and 16 and over in the United States, either working or actively seeking work), which indicates that there are fewer discouraged workers in Canada, as more of the unemployed are seeking work and finding it. In contrast, the U.S. participation rate has declined sharply and now stands at its lowest level in more than 35 years. As a result, the labour force participation rate gap between the two countries has widened to 3.6 percentage points as of October 2013, the largest on record. In the absence of such a marked decline in the U.S. labour force participation rate, the U.S. unemployment rate would have remained near its post-recession level of about 10 per cent.2

[1]

Conceptual differences raise the Canadian unemployment rate relative to the U.S. rate. In particular, Statistics Canada considers as unemployed those passively looking for work (e.g. reading want ads) as well as those who will begin work in the near future, while the U.S. Bureau of Labor Statistics does not include either group in the labour force. In addition, the Canadian methodology includes 15-year-olds (who have a higher-than-average unemployment rate), while the U.S. does not.

[2]

The U.S. unemployment rate would have remained at about 10 per cent if the labour force participation rate had declined by about the same as in Canada, assuming that the number of employed remained the same.

Chapter 2

Economic Developments and Prospects

While Canada’s labour market has performed well, particularly relative to that of the United States, imbalances between unemployment and job vacancies have risen over the recovery. Canadian firms are experiencing more difficulty in hiring than the unemployment situation would normally warrant. Canada’s unemployment rate is around 7 per cent, about 1 percentage point above its pre-recession level, whereas the job vacancy rate (the share of jobs available that are unfilled) reached 4.1 per cent in September 2013, a level similar to its pre-recession level (Chart 2.14). This suggests that unemployed individuals have more difficulty filling vacant positions. Difficulty in hiring has become particularly challenging in certain occupations, including skilled trades in sectors such as mining, oil and gas extraction and construction. Canadian employers also have ongoing difficulty hiring high-skilled professionals in science-based occupations such as engineers and architects.

This suggests that some Canadians remain unemployed because they do not have the right skills for the available jobs in expanding sectors and regions. Budget 2013 took steps to ensure federal labour market funding supports demand-driven programming informed by employer needs, creates opportunities for apprentices, and maximizes labour market outcomes for under-represented groups, including persons with disabilities, youth, Aboriginal peoples and newcomers.

Chapter 2

In spite of the recent rise in the job vacancy rate, Canada’s labour market performance remains the strongest in the G-7, which has been reflected in solid real GDP growth. Indeed, Canada has recorded the strongest increase in real GDP among G-7 countries during the recession and the recovery, with real GDP up 5.5 per cent relative to its pre-recession peak (Chart 2.15).

Economic Developments and Prospects

Economic growth in Canada over the recovery has been driven by sustained growth in real private domestic demand, that is, the sum of spending by Canadian households and businesses, which has increased every quarter since the end of the recession. Indeed, Canada is the only G-7 country to have recorded continuous growth in real private domestic demand over this period. The sustained growth in real private domestic demand has been led by robust business non-residential investment, which has increased at an average annual rate of 7.9 per cent over the recovery. As a result, Canada is the only G-7 country to have more than fully recovered business investment lost during the recession (Chart 2.16).

Chapter 2

However, despite the strength of Canada’s domestic economy, overall economic growth has been dampened by a weak external environment and slow export growth. This is particularly true since the beginning of 2012, as growth in private domestic demand has remained positive, albeit modest, with quarterly growth averaging 2.2 per cent, while real exports have declined by an average of 0.7 per cent per quarter (Chart 2.17).

The resilience of private domestic demand has been dampened by weak exports

Chart 2.17

Evolution of Real Private Domestic Demand and Exports

per cent, period to period at annual rates
6
4
2
0
-2
-4
-6
-8
4.3
-6.5
1.2
-1.2
1.7
-3.6
2.5
0.8
0.6
5.2
2.6
0.9
Private final domestic demand
Exports
2012 Q1
2012 Q2
2012 Q3
2012 Q4
2013 Q1
2013 Q2

Note: Private domestic demand is the sum of consumption and investment (including housing) by households, businesses and the non-profit sector.

Sources: Statistics Canada; Department of Finance calculations.

Ongoing uncertainty in the global economy has also begun to weigh on business investment growth, which slowed to 4.9 per cent in 2012 from an average pace of 11.5 per cent earlier in the recovery. Growth in 2013 has continued to moderate, leaving real business investment in the first half of 2013 up only 0.9 per cent relative to the same period a year earlier. The impact of global uncertainty was underscored in the Bank of Canada’s Autumn 2013 Business Outlook Survey, in which firms indicated that weak current demand and uncertainty over future demand were weighing on investment decisions.

Economic Developments and Prospects

Overall, Canadian real GDP growth has been modest since the beginning of 2012, averaging 1.3 per cent, compared to average growth of 3.1 per cent over the earlier part of the recovery (Chart 2.18). However, growth strengthened in the first half of 2013, as real GDP grew by 2.2 per cent in the first quarter followed by an increase of 1.7 per cent in the second quarter. Growth in the second quarter was negatively impacted by the June southern Alberta floods and Quebec construction strikes. The Department of Finance estimates that these two events reduced growth by about 0.5 percentage points during the quarter, such that the underlying growth would have been about 2.2 per cent, or about the same rate as recorded in the first quarter. This lost output will likely be recouped in subsequent quarters, reflecting a catch-up in lost hours worked in the Quebec construction industry, as well as ongoing clean-up and reconstruction efforts in the many affected communities in Alberta.

Chapter 2

Global economic weakness and moderate domestic growth have also been reflected in lower prices in Canada. Continued price declines for some of our globally traded commodities have dampened Canada’s terms of trade, or the price of our exports relative to our imports. As well, the ongoing modest pace of domestic growth since early 2012 has dampened growth in Canadian consumer prices. While this phenomenon has been seen in most advanced economies, Canada has been particularly affected (Chart 2.19).

Economic Developments and Prospects

Together, these factors have pushed down GDP inflation, the broadest measure of economy-wide prices, since early 2012. This, along with weaker real GDP growth, has resulted in weaker growth in nominal GDP, the broadest single measure of the tax base (Chart 2.20). As a result, nominal GDP growth has averaged just 2.3 per cent per quarter since the beginning of 2012, compared to 6.3 per cent over the earlier part of the recovery.

Chapter 2

Canadian Economic Outlook—Private Sector Forecasts

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the IMF.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2013, and includes the views of 14 private sector economists.

The September 2013 survey of private sector economists included:

•	BMO Capital Markets;

•	Caisse de dépôt et placement du Québec;

•	Canadian Federation of Independent Business;

•	CIBC World Markets;

•	The Conference Board of Canada;

•	Desjardins;

•	Deutsche Bank of Canada;

•	IHS Global Insight;

•	Laurentian Bank Securities;

•	National Bank Financial Group;

•	Royal Bank of Canada;

•	Scotiabank;

•	TD Bank Financial Group; and

•	the University of Toronto (Policy and Economic Analysis Program).

Economic Developments and Prospects

The private sector economists’ outlook for Canadian real GDP growth over the next five years is unchanged, on average, from their expectations at the time of Budget 2013 (Chart 2.21). Private sector economists expect growth of 2.4 per cent for the third quarter of 2013, in line with monthly GDP data through August. For 2013 as a whole, the economists expect growth of 1.7 per cent, rising to 2.4 per cent in 2014. Beyond 2014, real GDP growth is expected to average 2.4 per cent.

Chart 2.21

Real GDP Growth Outlook

per cent
Budget 2013/March 2013 survey of private sector economists
Update 2013/September 2013 survey of private sector economists
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.6
1.7
2.5
2.4
2.6
2.6
2.4
2.4
2.3
2.3
2.3
2.3
2013
2014
2015
2016
2017
2013-2017

While the private sector forecast for real GDP growth is largely unchanged since Budget 2013, weakness in domestic inflation and global commodity prices has led economists to reduce their outlooks for nominal GDP growth in 2013 and 2014. This has reduced the projected level of nominal GDP by about $11 billion, on average, over the 2013 to 2017 period, compared to the outlook in Budget 2013.

Chapter 2

The economists expect unemployment rates to be largely unchanged from the outlook in Budget 2013. They project that the unemployment rate will continue to gradually decline over the forecast horizon and reach 6.2 per cent in 2018, close to its average level of 6.1 per cent prevailing in the two years prior to the recession.

Consumer Price Index (CPI) inflation is projected to be just 1.2 per cent in 2013 and 1.8 per cent in 2014, both lower than expected at the time of Budget 2013. However, private sector economists expect the CPI inflation rate to return to the mid-point of the Bank of Canada’s inflation target range by 2015.

Private sector economists have lowered their outlook for short-term interest rates by 20 basis points, on average, between 2013 and 2017 compared to the outlook presented in Budget 2013. On average, the economists’ forecast for short-term interest rates is consistent with rate increases starting in the fourth quarter of 2014.

The economists have revised up their outlook for long-term interest rates by 20 basis points in 2013 and 30 basis points in 2014, mainly reflecting recent rises in U.S. long-term interest rates, which have spilled over to other countries, including Canada.

Finally, the private sector expectation for GDP inflation is consistent with broadly flat commodity prices over the forecast horizon.

Economic Developments and Prospects

Table 2.1

Average Private Sector Forecasts

per cent, unless otherwise indicated

	2013	2014	2015	2016	2017	2018	2013– 2017

Real GDP growth
Budget 2013/March 2013 survey	1.6	2.5	2.6	2.4	2.3	–	2.3
Update 2013/September 2013 survey	1.7	2.4	2.6	2.4	2.3	2.2	2.3

GDP inflation
Budget 2013/March 2013 survey	1.7	2.1	2.0	2.0	2.0	–	2.0
Update 2013/September 2013 survey	1.3	1.8	2.0	2.0	2.0	2.0	1.8

Nominal GDP growth
Budget 2013/March 2013 survey	3.3	4.7	4.7	4.4	4.3	–	4.3
Update 2013/September 2013 survey	3.0	4.2	4.6	4.5	4.4	4.3	4.1

Nominal GDP level (billions of dollars)
Budget 2013/March 2013 survey	1,878	1,966	2,058	2,149	2,241	–	–
Update 2013/September 2013 survey	1,875	1,954	2,044	2,136	2,229	2,324	–
Difference between Update 2013 and Budget 2013	-4	-12	-14	-14	-12	–	–

3-month treasury bill rate
Budget 2013/March 2013 survey	1.0	1.3	2.2	3.3	3.8	–	2.3
Update 2013/September 2013 survey	1.0	1.1	1.8	3.1	3.7	4.0	2.1

10-year government bond rate
Budget 2013/March 2013 survey	2.1	2.8	3.5	4.1	4.6	–	3.4
Update 2013/September 2013 survey	2.3	3.1	3.5	4.1	4.6	4.8	3.5

Exchange rate (US cents/C$)
Budget 2013/March 2013 survey	98.9	100.7	100.9	99.3	98.8	–	99.7
Update 2013/September 2013 survey	97.3	96.8	97.2	98.0	97.7	98.1	97.4

Unemployment rate
Budget 2013/March 2013 survey	7.1	6.9	6.7	6.5	6.4	–	6.7
Update 2013/September 2013 survey	7.1	6.9	6.6	6.4	6.3	6.2	6.7

Consumer Price Index inflation
Budget 2013/March 2013 survey	1.3	2.0	2.0	2.0	2.0	–	1.8
Update 2013/September 2013 survey	1.2	1.8	2.0	2.0	2.0	2.0	1.8

U.S. real GDP growth
Budget 2013/March 2013 survey	1.9	2.9	3.1	3.0	2.8	–	2.7
Update 2013/September 2013 survey	1.6	2.9	3.1	3.1	2.9	2.7	2.7

Sources: Budget 2013; Department of Finance March 2013 and September 2013 surveys of private sector economists.

Chapter 2

Revisions to the Private Sector Forecast Since 2011

Coming out of the 2008–09 recession, Canada’s economy rebounded strongly. However, beginning in 2011, the global economic situation and outlook deteriorated as a result of the intensification of the euro area sovereign debt and banking crisis and rising uncertainty regarding U.S. fiscal policy. Reflecting these developments, private sector economists have revised down their outlook for real GDP growth for 2012, 2013 and 2014, since the time of Budget 2011 (Chart 2.22).

At the same time, the deterioration in global economic conditions has resulted in softer global commodity prices. Together with a weaker outlook for domestic inflation, this has led to a downward revision to the outlook for GDP inflation since Budget 2011. Along with weaker real GDP growth, this has had a significant impact on the outlook for nominal GDP growth.

Indeed, nominal GDP growth in 2012 was about 1.6 percentage points lower than expected at the time of Budget 2011. Moreover, forecasts for nominal GDP growth in 2013 and 2014 have been revised down from Budget 2011 by 1.9 and 0.3 percentage points, respectively, in this Update. As a result, the level of nominal GDP in 2012 was about $27 billion lower than anticipated in Budget 2011. Looking ahead, the economists now anticipate that the level of nominal GDP will be about $63 billion lower in 2013 and $71 billion lower in 2014 than the levels expected in Budget 2011.3 As nominal GDP is the broadest single measure of the tax base, this means significantly lower government revenue than was anticipated in Budget 2011.

[3]	Budget 2011 nominal GDP levels have been restated to reflect historical revisions to the Canadian System of National Accounts since Budget 2011 by Statistics Canada.

Economic Developments and Prospects

Risk Assessment

On October 28, 2013, the Minister of Finance met with the private sector economists to discuss the economic projections resulting from the September 2013 survey, as well as the risks surrounding the outlook. At that time, the economists agreed that the average forecast from the September survey was a reasonable basis for fiscal planning. The economists also felt that while the risk of an extreme negative outcome has lessened since earlier in the recovery, overall risks remain tilted to the downside.

The key risks to the outlook remain external to the Canadian economy, stemming from ongoing uncertainty over U.S. fiscal policy and the potential for a flare-up in the euro area sovereign debt and banking crisis.

As the September survey of private sector economists was conducted prior to the U.S. government shutdown, there is a risk that U.S. real GDP growth could be weaker than expected in the short term, particularly if uncertainty over the resolution of the situation translated into weaker confidence and lower private sector spending. Although U.S. policy makers have agreed to restore government spending authority and to raise the debt limit, the agreement reached in mid-October is a very short-term one, raising the possibility of ongoing disruptive fiscal debates and further shocks to consumer and business confidence until more durable resolutions to these issues are found. Over the medium term, growth in the U.S. will be affected by the ability of the government to develop a credible plan for reducing its debt burden.

There is also a risk that deficit reduction measures could weigh on U.S. growth in 2014 by more than is currently expected. Notwithstanding the outcome of future spending and debt negotiations, deficit reduction measures (including spending reductions and tax increases) are currently set to be smaller in 2014 than in 2013. However, the economic impact of these measures often takes time to build, meaning that deficit reduction measures that came into effect in 2013 may still have negative impacts on growth in 2014 as well.

Overall, the probability of a severe negative outcome in Europe in the near term has diminished, but downside risks remain elevated. This reflects the continued potential for a flare-up in the euro area crisis, particularly in light of its very slow overall growth and emerging disparities in growth rates between individual countries.

Further, there is a possibility of a more prolonged slowdown in emerging economies, which would affect Canada somewhat through lower real exports, but more significantly, through declines in global commodity prices. More generally, if any of the above external risks should materialize, this would likely translate into lower global commodity prices.

On the domestic front, the main risk to the outlook continues to be the high levels of debt held by Canadian households. While the pace of household credit growth has continued to slow, the recent pick-up in housing market activity, if it reflects stronger underlying momentum, could translate into further debt accumulation.

Chapter 2

Planning Assumptions

In light of these risks, for fiscal planning purposes, the Government has maintained the downward adjustment for risk to the private sector forecast for nominal GDP at $20 billion for 2014 through 2018 (Table 2.2). The downward adjustment for 2013 is reduced to $10 billion, as actual economic data are now available for two-thirds of the year, meaning the risk for 2013 as a whole has been reduced. The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this adjustment for risk in the future. The fiscal outlook is presented in Chapter 3.

Table 2.2

Update 2013 Planning Assumption for Nominal GDP

billions of dollars

	2013	2014	2015	2016	2017	2018

September 2013 survey of private sector economists	1,875	1,954	2,044	2,136	2,229	2,324
Update 2013 fiscal planning assumption	1,865	1,934	2,024	2,116	2,209	2,304
Adjustment for risk	-10	-20	-20	-20	-20	-20
Addendum
Adjustment for risk in Budget 2013	-20	-20	-20	-20	-20	–

Fiscal Outlook

CHAPTER 3

FISCAL OUTLOOK

While the Canadian economy has recovered from the global recession better than other Group of Seven (G-7) economies, the global economic environment remains fragile and risks continue to weigh on global growth prospects. Canada is not immune to these external developments. Indeed, reflecting the slow global recovery and the associated weakness in nominal gross domestic product (GDP), the broadest single measure of the tax base, revenues are projected to be lower than forecast in Budget 2013, negatively impacting the fiscal track. However, by continuing to control growth in direct program spending, the Government remains on track to return to balanced budgets in 2015.

This chapter reviews the major fiscal developments since Budget 2013 and updates the Government’s fiscal projections for the 2013–14 to 2018–19 period.

Fiscal Planning Assumptions

To ensure objectivity and transparency, the economic forecast underlying the Government’s fiscal projections is based on an average of private sector economic forecasts. This process has been followed for nearly two decades. This Update maintains that approach.

However, as described in Chapter 2, although the September 2013 private sector survey is considered to be a reasonable basis for fiscal planning purposes, the global economic outlook remains highly uncertain. As a result, the Government has judged it appropriate to continue to include a $20-billion downward adjustment to the private sector forecast for nominal GDP. With this adjustment for risk, the revenue projections are reduced by $3.0 billion in each year from 2014–15 to 2018–19 (Table 3.1). The downward adjustment for 2013 nominal GDP is reduced to $10 billion, or $1.5 billion in revenue for 2013–14, as actual economic data are now available for two-thirds of 2013, meaning the risk for 2013 as a whole has been reduced.

Table 3.1

Planning Assumptions for the 2013 Update of Economic and Fiscal Projections

billions of dollars

	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19

Adjustment for risk to revenues	-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Changes in the Fiscal Outlook Since the March 2013 Budget

Table 3.2 provides a summary of the changes in the fiscal projections between Budget 2013 and this Update. The $18.9-billion deficit in 2012–13 was down from a $26.3-billion deficit in 2011–12 and $6.9 billion lower than the $25.9-billion deficit forecast in Budget 2013. Revenues were $1.9 billion higher than projected in Budget 2013, reflecting higher-than-expected tax revenues and other revenues. In addition, program expenses were $5.2 billion lower than forecast.

Chapter 3

The table shows that the risk-adjusted budgetary balance has improved across the forecast horizon as a result of policy decisions and changes to the forecast since Budget 2013. The projected budgetary deficit continues its downward path, reaching a small deficit of $5.5 billion in 2014–15 before turning into a surplus of $3.7 billion in 2015–16. As a result, despite the weak global economic environment, the Government is on track to meet its commitment to return to balanced budgets in 2015.

Table 3.2

Summary of Changes in the Fiscal Outlook Since Budget 2013

billions of dollars

				Projection
	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19

Budget 2013 budgetary balance	-25.9	-18.7	-6.6	0.8	3.9	5.1	n/a
Excluding revenue effect of adjustment for risk		3.0	3.0	3.0	3.0	3.0

Budget 2013 budgetary balance before adjustment for risk	-25.9	-15.7	-3.6	3.8	6.9	8.1

Impact of economic and fiscal developments
Budgetary revenues	1.9	-1.3	-2.6	-2.2	-1.8	-2.5
Program expenses
Major transfers to persons	0.1	1.0	1.5	1.5	1.4	1.1
Major transfers to other levels of government	0.2	-0.2	-0.1	-0.1	-0.1	-0.1
Direct program expenses	4.9	1.9	1.5	1.6	0.4	0.2
Public debt charges	-0.1	0.3	0.5	0.7	0.7	0.8
Total economic and fiscal developments	6.9	1.7	0.9	1.4	0.5	-0.5

Revised status quo budgetary balance	-18.9	-14.0	-2.7	5.3	7.4	7.5	11.6

Disaster assistance

Alberta flood		-2.8

Lac-Mégantic train derailment and explosion		-0.1

Action to support jobs and growth

Employment Insurance premium rates		-0.2	-0.8	-1.2	-0.5

Action to support a return to balance in 2015

Operating budget freeze			0.6	1.1	1.1	1.2	1.2

Asset sales

Sale of General Motors shares		0.7
Provision for future asset sale revenues			0.5	1.5

Reclassification of interest expense
Budgetary revenues	0.6	0.6	0.7	0.9	1.2	1.4	1.8
Program expenses	-0.6	-0.6	-0.7	-0.9	-1.2	-1.4	-1.8

2013 Update budgetary balance before adjustment for risk	-18.9	-16.4	-2.5	6.7	8.0	8.7	12.8
Including revenue effect of adjustment for risk		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

2013 Update budgetary balance	-18.9	-17.9	-5.5	3.7	5.0	5.7	9.8

Note: Totals may not add due to rounding.

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

Fiscal Outlook

Impact of Economic and Fiscal Developments

Total economic and fiscal developments since Budget 2013 have largely resulted in an improvement to the fiscal outlook, as weaker projected budgetary revenues are generally more than offset by lower projected program expenses and public debt charges.

Revenues are lower over the forecast horizon as the downward revision to nominal GDP more than offsets the carry-forward of better-than-expected revenue results for 2012–13.

The forecast for major transfers to persons has been reduced, reflecting fewer Employment Insurance beneficiaries than previously expected as well as lower forecasts for elderly and children’s benefits.

The forecast for major transfers to other levels of government has increased as a result of a reprofile of a portion of the Gas Tax Fund from 2012–13 to 2013–14 as well as increased expected transfers to the territories.

Direct program expenses are expected to be lower than projected in Budget 2013. This is largely due to a revision to the estimated lapse of departmental spending included in the fiscal projections. The lapse included in the fiscal projections reflects an estimate of planned spending that does not proceed in any given year. Lapses in departmental spending are to be expected, as they result from factors such as lower-than-expected costs for programming and revised schedules for implementation of initiatives. Lapses reflect the Government’s commitment to the responsible use of public funds—funds are only spent when necessary.

Budget 2013 included an increase in the estimated lapse to reflect recent historical trends. This Update further increases the estimated lapse to reflect spending patterns observed in 2012–13. Departments effectively lapsed $8.9 billion, or 9 per cent of appropriations, in 2012–13 after taking into account frozen allotments to implement Budget 2012 reductions to departmental spending (Chart 3.1). This amount was higher than anticipated in Budget 2013 and continued the recent trend in large departmental lapses. Therefore, the forecasted lapse has been further revised upwards by $1.5 billion in 2013–14. To be prudent, gradually smaller upward revisions have been made for the 2014–15 to 2017–18 fiscal years. No upward revision is made in 2018–19 when the lapse amount is projected to be about $4.8 billion. As a proportion of appropriations, the lapse is projected to be about 5 per cent by 2018–19, which is close to post-2000 historical lows. The assumption that the lapse trends towards post-2000 historical lows introduces an element of prudence into the fiscal projections. This assumption remains consistent with the lapse adjustment included in Budget 2013.

Chapter 3

The difference between planned and actual departmental spending is expected to return to post-2000 historical lows

Chart 3.1

Historical and Projected Lapses

billions of dollars
per cent of appropriations
Actual
Projection
Average historical lapse as a percentage of appropriations
12
10
8
6
4
2
0
2001–2002
2002–2003
2003–2004
2004–2005
2005–2006
2006–2007
2007–2008
2008–2009
2009–2010
2010–2011
2011–2012
2012–2013
2013–2014
2014–2015
2015–2016
2016–2017
2017–2018
2018–2019
Lapse amount
Lapse as a percentage of appropriations

Notes: Historical lapses are presented on a cash basis as they are presented in the *Public Accounts of Canada*. Projected lapses are presented on an accrual basis to be consistent with the fiscal projections. The projected lapses are divided by projected appropriations on a cash basis.

The total budgetary lapse for 2012–13, as presented in the 2013 *Public Accounts of Canada*, is $10.1 billion; however, $1.2 billion of this lapse corresponds to frozen allotments applied to departmental appropriations to implement Budget 2012 reductions to departmental spending. Consequently, the effective lapse in departmental spending for 2012–13 is $8.9 billion.

Sources: *Public Accounts of Canada*; Department of Finance.

The projection for direct program expenses also reflects changes to the profile of projected infrastructure spending, as well as lower projected costs for refundable tax credits in most years. However, these decreases are partially offset by higher projected transfers to provinces in respect of natural resource revenues in the outer years of the forecast.

Public debt charges are expected to be lower than projected in Budget 2013 over the entire forecast horizon, reflecting lower forecasted short-term interest rates and lower net interest costs on pension liabilities. These savings are partially offset by higher forecasted long-term interest rates.

Fiscal Outlook

Disaster Assistance

Since Budget 2013 the Government has pledged support to communities affected by disasters. In June 2013, Alberta was struck by devastating floods, with damage in the billions of dollars. This Update includes the estimated federal liability of $2.8 billion under the Disaster Financial Assistance Arrangements (DFAA) for assistance related to the recent flooding in Alberta, based on information received from the Government of Alberta. Under the DFAA cost-sharing formula applied to eligible expenses related to large-scale natural disasters, the federal share begins at 50 per cent for costs over $1 per capita and ramps up to a federal share of 90 per cent for costs over $5 per capita.

This Update also reflects the $60 million in assistance announced for the town of Lac-Mégantic.

Action to Support Jobs and Growth

Budget 2013 projected that the Employment Insurance (EI) premium rate would increase by the maximum 5 cents per year to reach $1.98 per $100 of insurable earnings in 2015, before declining to $1.93 in 2016. However, the Government has taken action to support jobs and growth by freezing the EI premium rate for employees and employers at the 2013 level for 2014, and announcing that the rate will be set no higher than $1.88 in 2015 and 2016. In 2014 alone, this change is expected to save employers and employees $660 million, relative to a 5-cent increase to $1.93. For a worker earning $48,600—the maximum insurable earnings threshold for 2014—this represents a savings of $24. For a small business employing 10 workers, this represents a savings of up to $340.

Action to Support a Return to Balance in 2015

As announced in the Speech from the Throne, the Government will reintroduce a freeze on departmental operating budgets. This freeze will apply for two years beginning in 2014–15.

Substantively, the freeze will mean that federal departmental budgets will not be increased to fund annual wage increases that are established through collective bargaining during the two years in which the operating freeze is in effect. Federal employee wages will continue to be determined through the collective bargaining process; however, departments will be required to reallocate from the remainder of their existing operating budgets to fund any negotiated wage increases. Departments will place increased focus on improving the efficiency of their internal operations and administration. Employee wages represent the largest portion of departmental operating expenses.

Any increases or transfers to operating budgets during this period will be approved on an exceptional basis by Treasury Board. Potential adjustments would be limited to expenditures related to measures announced in recent and upcoming budgets, cost pressures related to essential services, and payments that arise from liabilities and other contingencies. In addition, while the Department of National Defence will be subject to the overall operating budget constraint, the Defence escalator will continue to apply.

This measure will apply to all federal organizations that receive appropriations from Parliament for wage increases, including all federal departments and certain appropriation-dependent Crown corporations. The Government expects that other federal organizations, for which expenses are not appropriated by Parliament (for example self-financing Crown corporations), will follow suit to restrain their operating budgets. The Government is also calling upon the Agents of Parliament to adhere to the spirit and intent of the operating budget freeze.

Chapter 3

The Government will also freeze the overall budget of Ministers’ offices and calls upon Members of both Houses of Parliament to do the same.

Recognizing the constraint that will be imposed on the operating budgets of departments, the Government will continue to work with public sector bargaining agents to ensure that the Public Service is affordable, modern and high-performing. This will include an examination of pay and benefits to ensure that the total compensation available to public servants is responsible and fair relative to other employers in the private and public sectors.

The operating budget freeze is expected to generate savings of roughly $550 million in 2014–15 and $1.1 billion in 2015–16.

Asset Sales

The Government is also updating the fiscal framework to account for revenues resulting from the sale of government assets. Since 2009, the Government has been undertaking a systematic review of federally owned assets to improve their efficiency and effectiveness and to ensure value for taxpayers. This review seeks to ensure that government ownership of federal assets remains in the best interests of Canadians. If it is determined that divestiture of an asset would create economic value and would represent the most efficient use of taxpayer resources, the Government will proceed with a sale process.

On September 16, the Government divested its interests in 30 million General Motors common shares, leading to a fiscal gain of roughly $0.7 billion that will be recorded in 2013–14. In addition, this Update includes potential gains from the sale of various assets in 2014–15 and 2015–16. Assets that are expected to be sold in these years include Ridley Terminals (a bulk coal terminal in British Columbia) and the Government’s remaining holdings of General Motors. In addition, the Government is considering the sale of the Dominion Coal Blocks (two parcels of Crown land in British Columbia). The potential gain included in the forecast for other revenues is $500 million in 2014–15 and $1.5 billion in 2015–16. These amounts are conservative and do not reflect the full potential gain that could be realized from the sale of these assets.

Including expected net proceeds from asset sales is consistent with practices and principles that have recently been employed by other countries, including the United Kingdom and Australia. It is also consistent with Budget 2004, when the Government included a projection of net proceeds from the sale of its remaining interest in Petro-Canada.

Reclassification of Interest Expense

Previously, interest expense paid by the Government of Canada on taxes owing was subtracted from interest revenue with the net amount recorded in other revenues. In order to be consistent with the 2013 Public Accounts of Canada, interest expense has been reclassified from other revenues to direct program expenses. As a result of the reclassification, both revenues and expenses will increase by an equivalent amount, resulting in no net impact on the budgetary balance. The fiscal outlook tables and charts in this Update reflect this reclassification. To enhance comparability, prior-year results have also been restated to reflect this reclassification. For 2012–13, this has the impact of increasing both revenues and expenses by $0.6 billion.

Fiscal Outlook

An Ongoing Commitment to Strong Public Finances

The emphasis placed on responsible fiscal management will help ensure that the Government is on track to return to budgetary balance in 2015 and will free up additional resources to invest in priority measures. Going forward, the Government will continue its policy of continuously examining departmental spending and examining whole-of-government initiatives to ensure that federal programs are managed efficiently and aligned with taxpayer priorities.

The Government’s record on fiscal management has made Canada a recognized leader on the international economic stage. Canada’s total government net debt level, which includes the federal, provincial/territorial and local governments as well as the net assets of the Canada Pension Plan and Québec Pension Plan, is the lowest of any G-7 country, standing at less than half the G-7 average in 2012, at 34.7 per cent of GDP. Canada is now one of only a handful of countries that continues to receive a triple A credit rating, with a stable outlook, from all the major credit rating agencies.

At the G-20 Leaders’ Summit in St. Petersburg, Russia, on September 5, 2013, Prime Minister Stephen Harper announced Canada’s commitment to achieve a federal debt-to-GDP ratio of 25 per cent by 2021. Lower debt levels will result in lower taxes for Canadians and a strong investment climate that supports job creation and economic growth.

Summary Statement of Transactions

Table 3.3 summarizes the Government’s financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy, with the adjustment for risk discussed above.

Table 3.3

Summary Statement of Transactions

billions of dollars

		Projection
	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19

Budgetary revenues	256.6	265.2	277.4	293.9	307.0	317.9	332.7
Program expenses	246.4	253.6	253.1	259.4	268.8	277.2	286.8
Public debt charges	29.2	29.5	29.7	30.8	33.2	35.0	36.1
Total expenses	275.6	283.1	282.8	290.2	301.9	312.2	322.9

Budgetary balance	-18.9	-17.9	-5.5	3.7	5.0	5.7	9.8
Federal debt[1]	602.4	617.9	623.3	619.6	614.6	608.9	599.1

Per cent of GDP
Budgetary revenues	14.1	14.2	14.3	14.5	14.5	14.4	14.4
Program expenses	13.5	13.6	13.1	12.8	12.7	12.5	12.4
Public debt charges	1.6	1.6	1.5	1.5	1.6	1.6	1.6
Budgetary balance	-1.0	-1.0	-0.3	0.2	0.2	0.3	0.4
Federal debt	33.1	33.1	32.2	30.6	29.1	27.6	26.0

Note: Totals may not add due to rounding.

[1]	The projected level of federal debt for 2013–14 includes an estimate of other comprehensive income.

Chapter 3

As a result of the Government’s responsible management of public finances, the budgetary balance is projected to continue to improve from a deficit of $18.9 billion in 2012–13 to a surplus of $9.8 billion in 2018–19 (Chart 3.2). As a percentage of GDP, the budgetary balance is projected to improve over the forecast period from a deficit of 1.0 per cent in 2012–13 to a surplus of 0.4 per cent in 2018–19, including the adjustment for risk.

The federal debt-to-GDP ratio (accumulated deficit) stood at 33.1 per cent in 2012–13, down from 33.2 per cent in 2011–12. The federal debt ratio is projected to reach low, pre-recession levels by 2017–18, putting the Government well on its way to meeting its commitment to reduce the federal debt to 25 per cent of GDP by 2021. This will help to ensure that Canada’s total government net debt (which includes that of the federal, provincial, territorial and local governments as well as the net assets of the Canada Pension Plan and Québec Pension Plan) continues to decline from its already low level.

Fiscal Outlook

Indeed, the International Monetary Fund estimates that Canada’s total government net debt-to-GDP ratio is the lowest, by far, of any G-7 country (Chart 3.3).

Chapter 3

Outlook for Budgetary Revenues

Table 3.4

Revenue Outlook

billions of dollars

		Projection
	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19
Income taxes
Personal income tax	125.7	131.3	139.1	146.8	153.8	161.0	168.2
Corporate income tax	35.0	35.0	36.3	38.6	41.8	44.5	47.1
Non-resident income tax	5.1	5.5	5.8	6.3	6.8	7.2	7.6
Total income tax	165.8	171.8	181.2	191.6	202.4	212.7	222.9

Excise taxes/duties
Goods and Services Tax	28.8	29.7	31.1	33.0	34.8	36.5	38.1
Customs import duties	4.0	4.0	4.2	4.7	4.4	4.6	4.8
Other excise taxes/duties	10.8	10.8	10.8	10.8	10.7	10.8	10.8
Total excise taxes/duties	43.6	44.5	46.2	48.5	50.0	51.8	53.6

Total tax revenues	209.3	216.3	227.4	240.1	252.4	264.5	276.5
Employment Insurance premium revenues	20.4	21.5	22.7	23.6	23.0	19.5	20.2
Other revenues	26.9	27.4	27.3	30.2	31.6	33.8	35.9

Total budgetary revenues	256.6	265.2	277.4	293.9	307.0	317.9	332.7

Per cent of GDP
Personal income tax	6.9	7.0	7.2	7.3	7.3	7.3	7.3
Corporate income tax	1.9	1.9	1.9	1.9	2.0	2.0	2.0
Goods and Services Tax	1.6	1.6	1.6	1.6	1.6	1.7	1.7
Total tax revenues	11.5	11.6	11.8	11.9	11.9	12.0	12.0
Employment Insurance premium revenues	1.1	1.2	1.2	1.2	1.1	0.9	0.9
Other revenues	1.5	1.5	1.4	1.5	1.5	1.5	1.6
Total	14.1	14.2	14.3	14.5	14.5	14.4	14.4

Note: Totals may not add due to rounding.

Table 3.4 sets out the Government’s projection for budgetary revenues after the adjustment for risk, which for planning purposes is applied to tax revenues and other revenues. Revenues are expected to increase by 3.3 per cent in 2013–14. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.6 per cent.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $5.6 billion, or 4.5 per cent, to $131.3 billion in 2013–14. Over the remainder of the projection period, personal income tax revenues increase somewhat faster than growth in nominal GDP, averaging 5.1 per cent annual growth, reflecting the progressive nature of the income tax system combined with projected real income gains.

Fiscal Outlook

Despite reductions in the corporate income tax rate, corporate income tax revenues increased by $1.3 billion, or 4.0 per cent, in 2012–13, reflecting growth in corporate taxable income. Over the projection period, corporate income tax revenues are forecast to grow at an annual rate of 5.1 per cent, largely in line with projected profit growth, previously announced actions to close tax loopholes and improve the fairness and integrity of the tax system, and changes to the Canada Revenue Agency’s compliance programs.

Non-resident income tax revenues are income taxes paid by non-residents of Canada on Canadian-sourced income, notably dividends and interest payments. They are projected to increase by $0.4 billion, or 7.6 per cent, to $5.5 billion in 2013–14. Over the remainder of the projection period, they are projected to increase at an average annual rate of 6.8 per cent.

Goods and Services Tax (GST) revenues are projected to grow by 2.9 per cent in 2013–14 based on projected growth in taxable consumption and year-to-date results. Over the remainder of the projection period, GST revenues are projected to grow by 5.1 per cent per year on average, based on projected growth in taxable consumption and in the GST credit.

Customs import duties are projected to increase by 1.1 per cent in 2013–14, 5.6 per cent in 2014–15 and 10.9 per cent in 2015–16, reflecting year-to-date results, projected growth in imports and measures introduced in Budget 2013. They are projected to decline by 6.8 per cent in 2016–17, reflecting the expected introduction of the Canada-European Union Comprehensive Economic and Trade Agreement. Over the remainder of the projection period, annual growth in customs import duties is projected to average 4.1 per cent, based on projected growth in imports.

Other excise taxes and duties are projected at $10.8 billion in 2013–14, reflecting year-to-date results and recent trends, and are expected to remain stable over the remainder of the projection period.

Employment Insurance (EI) premium revenues are projected to grow by 5.4 per cent in 2013–14, in line with the growth in insurable earnings and the EI premium rate of $1.88 per $100 of insurable earnings in both 2013 and 2014. For 2015 and 2016, the Government has announced that the EI premium rate will be set no higher than $1.88. For purposes of fiscal planning, a rate of $1.88 has been assumed. As a result, from 2013–14 to 2015–16, EI premium revenues are projected to grow by 4.8 per cent per year on average. Reflecting the introduction of the seven-year break-even rate mechanism in 2017, EI premium rates are expected to decrease to $1.47, bringing expected declines in EI premium revenues of 2.4 per cent in 2016-17 and 15.4 per cent in 2017–18. EI premium revenues are expected to resume their upward trend in 2018–19.

Chapter 3

Employment Insurance Operating Account

Employment Insurance Operating Account Projections

billions of dollars

	2013–	2014–	2015–	2016–	2017–	2018–
	2014	2015	2016	2017	2018	2019
EI premium revenues	21.5	22.7	23.6	23.0	19.5	20.2
EI benefits[1]	17.3	17.9	18.5	19.0	19.5	20.3

	2013	2014	2015	2016	2017	2018
EI Operating Account annual balance[2]	2.9	3.1	3.7	4.1	-1.5	-1.4
EI Operating Account cumulative balance[2]	-5.3	-2.1	1.5	5.6	4.1	2.7
Reference:
Projected premium rate (per $100 of insurable earnings)	1.88	1.88	1.88	1.88	1.47	1.47
Premium rate projected in Budget 2013 (per $100 of insurable earnings)	1.88	1.93	1.98	1.93	1.53

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are included in direct program spending.

[2]	The EI Operating Account annual and cumulative balances are on a calendar-year basis since the EI premium rate is set on a calendar-year basis.

The global recession led to an increase in EI benefit expenditures over a relatively short period of time. As a result, the EI Operating Account, which records all amounts received or paid out under the Employment Insurance Act, reached a cumulative deficit of $9.2 billion in 2011. The EI Operating Account is now on track to return to cumulative balance without requiring premium rate increases above the current level of $1.88. As a result, in September 2013 the Government froze the EI premium rate for 2014 at the 2013 level of $1.88 per $100 of insurable earnings and announced that the rate will be set no higher than $1.88 for 2015 and 2016.

For fiscal planning purposes, an EI premium rate of $1.88 is assumed for 2015 and 2016, which leads to the projection of a cumulative surplus in the EI Operating Account. Any accumulated surplus will be wound down after the introduction of the seven-year break-even rate mechanism in 2017. This new rate-setting mechanism will ensure that EI premiums are no higher than needed to pay for the EI program over time. This is expected to result in a significant reduction in the premium rate in 2017. After the move to the seven-year break-even rate in that year, annual adjustments to the rate will be limited to 5 cents.

Other revenues include revenues from consolidated Crown corporations, net income from enterprise Crown corporations, returns on investments, foreign exchange revenues and proceeds from the sales of goods and services. These revenues are generally volatile, owing principally to the impact of interest rates on returns on investments and the assets in the Exchange Fund Account, and the net gains or losses from enterprise Crown corporations. These revenues are also affected by the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated assets as well as flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance.

Fiscal Outlook

For 2013–14, other revenues are projected to increase by 2.0 per cent to $27.4 billion due to the higher revenues from Crown corporations and the sale of some of the Government’s shares in General Motors. Growth in other revenues is expected to average 5.5 per cent over the remainder of the forecast horizon, based on the projected profiles of interest rates and nominal GDP and the provision for future asset sales.

Chart 3.4 demonstrates that the revenue-to-GDP ratio declined substantially following 2006–07, and is at its lowest level in more than 50 years. This decline is due primarily to tax reduction measures. Since 2008–09, the revenue ratio has averaged just over 14 per cent. Over the forecast horizon, the revenue-to-GDP ratio is projected to remain relatively stable at around 14.4 per cent.

Chapter 3

Outlook for Program Expenses

Table 3.5

Program Expenses Outlook

billions of dollars

		Projection
	2012–13	2013–14	2014–15	2015–16	2016–17	2017–18	2018–19

Major transfers to persons
Elderly benefits	40.3	42.0	44.1	46.4	49.0	51.7	54.4
Employment Insurance benefits[1]	17.1	17.3	17.9	18.5	19.0	19.5	20.3
Children’s benefits	13.0	13.1	13.2	13.4	13.6	13.7	13.9
Total	70.3	72.4	75.2	78.3	81.5	84.9	88.6

Major transfers to other levels of government
Canada Health Transfer	28.6	30.3	32.1	34.0	36.1	37.7	39.3
Canada Social Transfer	11.9	12.2	12.6	13.0	13.3	13.7	14.2
Fiscal arrangements[2]	17.8	18.7	19.3	20.0	20.8	21.7	22.5
Gas Tax Fund	2.0	2.1	2.0	2.0	2.1	2.1	2.2
Other major transfers[3]	1.5	0.6	0.3	0.2	0.1	0.1	0.0
Alternative Payments for
Standing Programs[4]	-3.4	-3.5	-3.7	-3.9	-4.1	-4.4	-4.6
Total	58.4	60.5	62.6	65.2	68.3	70.9	73.7

Direct program expenses
Operating expenses	78.0	77.0	73.9	74.5	75.4	77.2	79.3
Transfer payments	34.9	38.2	35.6	35.2	37.0	37.4	38.3
Capital amortization	4.9	5.5	5.8	6.2	6.5	6.7	6.9
Total	117.7	120.7	115.4	115.9	119.0	121.4	124.5

Total program expenses	246.4	253.6	253.1	259.4	268.8	277.2	286.8

Per cent of GDP
Major transfers to persons	3.9	3.9	3.9	3.9	3.9	3.8	3.8
Major transfers to other levels of government	3.2	3.2	3.2	3.2	3.2	3.2	3.2
Direct program expenses	6.5	6.5	6.0	5.7	5.6	5.5	5.4
Total program expenses	13.5	13.6	13.1	12.8	12.7	12.5	12.4

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of operating expenses.

[2]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.

[3]

Other major transfers to other levels of government include transitional payments; transfer protection payments in 2012–13 and 2013–14; payments under the 2005 Offshore Accords; assistance regarding sales tax harmonization; the Wait Times Reduction Transfer; and other health-related transfers.

[4]

Alternative Payments for Standing Programs represent a recovery from Quebec of an additional tax point transfer above and beyond the tax point transfer under the Canada Health Transfer and the Canada Social Transfer.

Fiscal Outlook

Table 3.5 sets out the main components of program expenses: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons increase steadily over the forecast horizon, with spending expected to increase from $72.4 billion in 2013–14 to $88.6 billion in 2018–19.

Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors. Elderly benefits are projected to grow from $42.0 billion in 2013–14 to $54.4 billion in 2018–19, or approximately 5.3 per cent per year—faster than nominal GDP, which is projected to grow on average by 4.4 per cent per year. This increase is due to consumer price inflation, to which benefits are fully indexed, and a projected increase in the seniors’ population from 5.4 million in 2013–14 to 6.4 million in 2018–19, an average increase of 3.5 per cent per year.

EI benefits are projected to increase by 1.0 per cent to $17.3 billion in 2013–14 based on year-to-date results and projected growth in average benefits. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 3.2 per cent annually, as projected increases in the average benefits paid to EI recipients more than offset the impacts of the reduction in the number of unemployed.

Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase moderately over the forecast horizon, reflecting growth in the eligible population and adjustments for inflation.

Major transfers to other levels of government are expected to increase over the forecast horizon, from $60.5 billion in 2013–14 to $73.7 billion in 2018–19.

Major transfers to other levels of government include transfers in support of health and social programs, Equalization and Territorial Formula Financing, among others. The Canada Health Transfer (CHT) is projected to grow from $30.3 billion in 2013–14 to $39.3 billion in 2018–19. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The Canada Social Transfer will continue to grow at 3 per cent per year. Other major transfers to other levels of government include transfer protection payments to provinces in 2012–13 and 2013–14.

Reflecting the Government’s commitment to control the spending of federal departments, direct program expenses are broadly stable over the forecast horizon, with spending falling from $120.7 billion in 2013–14 to $115.4 billion in 2014–15. As a share of GDP, direct program expenses decline over the projection period from 6.5 per cent in 2013–14 to 5.4 per cent in 2018–19.

Direct program expenses include operating expenses, transfers administered by departments and capital amortization.

Chapter 3

Operating expenses reflect the cost of doing business for more than 100 government departments and agencies, including National Defence. The current projection reflects savings from the operating budget freeze described earlier in this chapter. Operating expenses are broadly stable over the forecast horizon, decreasing from $77.0 billion in 2013–14 to $73.9 billion in 2014–15 then rising to $79.3 billion in 2018–19. The decrease in the early years of the forecast is largely attributable to departmental spending reductions implemented in earlier budgets and this Update. The subsequent increase is a result of growth in National Defence funding as well as cost pressures related to funding for essential services such as public safety and non-discretionary payments (e.g. utilities, leases).

Transfer payments administered by departments are expected to decrease between 2013–14 and 2014–15, largely the result of one-time costs in 2013–14 associated with federal disaster assistance for the flooding in Alberta and for the Lac-Mégantic train derailment. Transfer payments are then projected to increase in 2016–17 and onwards.

Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase modestly from $5.5 billion in 2013–14 to $6.9 billion in 2018–19 as a result of new investments and upgrades to existing capital.

As a share of GDP, program expenses are projected to decline from 13.5 per cent in 2012–13 to 12.4 per cent in 2018–19, which is below its pre-recession level (Chart 3.5).

Fiscal Outlook

Risks to the Fiscal Projections

Risks to the economic outlook are the greatest source of uncertainty to the fiscal projections. To help quantify these risks, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Beyond the economic outlook, there remain upside and downside risks associated with the fiscal projections, as several key drivers of the fiscal outlook are not directly linked to economic variables (such as the relationship between personal income taxes and personal income or the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament).

Sensitivity of the Budgetary Balance to Economic Shocks

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•

A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index (CPI) moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and CPI inflation may have different responses to a given shock).

Chapter 3

Table 3.6

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in Real GDP Growth

on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.5	-2.6	-3.0
Corporate income tax	-0.3	-0.3	-0.4
Goods and Services Tax	-0.3	-0.4	-0.4
Other	-0.1	-0.1	-0.2
Total tax revenues	-3.2	-3.4	-4.1
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.4	-3.7	-4.4

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.7	0.8	0.9
Children’s benefits	0.0	0.0	0.1
Total	0.7	0.8	0.9
Other program expenses	-0.2	-0.2	-0.2
Public debt charges	0.0	0.2	0.8
Total expenses	0.6	0.8	1.6

Budgetary balance	-4.0	-4.4	-6.0

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $4.0 billion in the first year, $4.4 billion in the second year and $6.0 billion in the fifth year (Table 3.6).

•

Tax revenues from all sources fall by a total of $3.2 billion in the first year and by $3.4 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•

EI premium revenues decrease as employment and wages and salaries fall. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are tied directly to growth in nominal GDP).

Fiscal Outlook

Table 3.7

Estimated Impact of a One-Year, 1-Percentage-Point Decrease in GDP Inflation

on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues
Tax revenues
Personal income tax	-2.3	-1.8	-1.6
Corporate income tax	-0.3	-0.4	-0.5
Goods and Services Tax	-0.3	-0.4	-0.4
Other	-0.1	-0.2	-0.2
Total tax revenues	-3.1	-2.7	-2.7
Employment Insurance premiums	-0.1	-0.2	-0.2
Other revenues	-0.1	-0.1	-0.2
Total budgetary revenues	-3.3	-3.0	-3.1

Federal expenses
Major transfers to persons
Elderly benefits	-0.3	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	0.0	0.0
Total	-0.4	-0.6	-0.7
Other program expenses	-0.4	-0.4	-0.8
Public debt charges	-0.4	0.1	0.3
Total expenses	-1.2	-1.0	-1.2

Budgetary balance	-2.1	-2.0	-1.8

Note: Totals may not add due to rounding.

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $2.1 billion in the first year, $2.0 billion in the second year and $1.8 billion in the fifth year (Table 3.7).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues, absent any change in the premium rate, decrease in response to lower earnings. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

Chapter 3

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, and downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. Other program expenses are also lower as certain programs are tied directly to growth in nominal GDP.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 3.8

Estimated Impact of a Sustained 100-Basis-Point Increase in All Interest Rates

on Federal Revenues, Expenses and Budgetary Balance

billions of dollars

	Year 1	Year 2	Year 5

Federal revenues	1.3	1.7	2.4
Federal expenses	1.7	2.8	3.8

Budgetary balance	-0.4	-1.1	-1.4

An increase in interest rates decreases the budgetary balance by $0.4 billion in the first year, $1.1 billion in the second year and $1.4 billion in the fifth year (Table 3.8). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

Update of Long-Term Economic and Fiscal Projections

ANNEX

UPDATE OF LONG-TERM ECONOMIC AND FISCAL PROJECTIONS

This annex presents long-term economic and fiscal projections to 2050–51, using the medium-term forecast presented in this Update as the starting point. These projections follow the recommendation of the Auditor General of Canada to publish long-term fiscal sustainability analyses on an annual basis and update the Government’s first long-term fiscal sustainability report, Economic and Fiscal Implications of Canada’s Aging Population, published in October 2012.

Like any projection that extends over several decades, the demographic, economic and fiscal projections discussed in this annex are subject to considerable uncertainty. Rather than a forecast of the future, these projections are based on long-term developments that can be expected to occur based on current trends and policies and reasonable assumptions.

Long-Term Economic and Fiscal Projections

Since the publication of the Government’s first long-term fiscal sustainability analysis in October 2012, medium- and longer-term demographic, economic and fiscal trends have been relatively stable. Almost five years after the end of the global recession, Canada continues to fare relatively well on both the economic and fiscal fronts compared to other Group of Seven (G-7) countries. At the same time, Canada is still expected to age more rapidly than most other countries, meaning that Canadians and their governments will have to adjust to the economic and public finance implications of population aging sooner than many other advanced economies.

Annex

Over the past decade, Canada’s strong employment performance has been a key factor behind the country’s strong economic performance relative to other G-7 countries. Going forward, however, demographic changes will make it increasingly difficult to continue to improve Canada’s economic performance through increases in employment. Indeed, falling fertility rates since the end of the baby boom and continuously increasing longevity have resulted in the Canadian population gradually growing older.4 And with the baby boomers gradually moving into retirement, the pace of population aging will soon accelerate with important consequences for Canadians and their governments. Indeed, the number of working-age Canadians for every senior is expected to fall from close to 5 over the past decade to about 2.5 in less than 20 years (Chart A.1).

[4]

The fertility rate in Canada rapidly decreased from a high of 3.9 children per woman in 1959 to 1.7 in 1979, and has stayed close to this level ever since. Canadians have seen their life expectancy increase by about 20 years since the 1920s.

Update of Long-Term Economic and Fiscal Projections

Population aging will result in an increase in the share of older age groups in the labour force. Because older workers have significantly lower rates of labour force participation than younger workers, an increasing number of older workers is expected to lead to a reduction in the overall rate of labour force participation (Chart A.2).5 In fact, the impact of the shift toward an older population is already being felt, as the overall participation rate has already likely reached its peak. Combined with slower growth in the population aged 15 and over and slightly declining average weekly hours worked per worker,6 reduced labour market participation is expected to reduce future growth in labour supply (i.e. the total number of hours worked by Canadians).

Economic growth stems from growth in either labour supply or labour productivity (real output per hour worked). Hence, unless labour market participation and productivity improve, population aging will negatively impact growth. With inflation expected to remain around 2 per cent per year, this impact on economic growth will be translated into lower growth in nominal gross domestic product (GDP), the broadest single measure of the tax base. Slower nominal GDP growth will reduce the growth rate of government revenues, thereby limiting the capacity of governments to continue to finance growth in public expenditures at rates as high as in the past. At the same time, population aging is also expected to put upward pressure on public expenditures, notably for age-related programs such as elderly benefits and health care.

[5]

The labour force includes non-institutionalized individuals aged 15 and over who are either working or actively seeking a job. Labour force participation rates are low when individuals are young (ages 15 to 24), reach peak levels between the ages of 25 and 54 and begin to decline starting at age 55. While participation rates of older individuals are expected to continue to increase, they are expected to remain well below rates seen among younger age groups.

[6]

Average annual hours worked by Canadians have gradually declined over the last four decades. This decline reflects several factors, including: rising post-secondary school enrolment, which limits the number of hours that younger individuals can work; the rise in part-time work, which is related to the increasing share of the service sector in the overall economy, characterized by a shorter and more flexible work week; and rising incomes, which have enabled the substitution of some work hours for some increased leisure time.

Annex

In the context of this upcoming rapid demographic transition, the return to balanced budgets over the medium term is a first crucial and necessary step to guarantee long-term fiscal sustainability. The Government has taken a number of actions since Budget 2010 to eliminate the deficit and return to balanced budgets in 2015. These actions include controlling the direct program spending of federal departments, ensuring reasonable and affordable federal employee compensation, and closing tax loopholes. As shown in this Update, the success of these measures will be sufficient to ensure surpluses starting in 2015–16 without raising taxes or cutting important transfers in support of health care and social services, Equalization and the Gas Tax transfer to municipalities.

These actions, combined with actions to preserve social programs, are sufficient to put the federal debt-to-GDP ratio on a downward track and ensure the sustainability of public finances over the projection horizon (Chart A.3). These updated long-term fiscal projections are similar to the ones presented in the Government’s first long-term fiscal sustainability report published in October 2012. The slight improvement is essentially due to the better medium-term outlook for the budgetary balance.

The updated long-term fiscal projections also suggest that the Government is on track to meet the target of achieving a federal debt-to-GDP ratio of 25 per cent by 2021, as announced by Prime Minister Stephen Harper at the G-20 Leaders’ Summit in St. Petersburg, Russia, on September 5, 2013.

Update of Long-Term Economic and Fiscal Projections

Trends in Provincial Health Spending

In Canada, health spending by the provinces, which have the primary responsibility for delivering health services to Canadians, has tended to increase at a faster pace than nominal GDP over the past decades. However, information from the latest provincial budgets and Public Accounts shows that health spending growth has fallen from 5.5 per cent in 2010–11 to 4.2 per cent in 2011–12 and, based on preliminary estimates, to 3.5 per cent in 2012–13. Using provincial budgets in which health spending information is available, health spending growth is expected to remain stable at 3.5 per cent in 2013–14 and further decline to 2.9 per cent over the following two fiscal years. If these slower growth rates materialize, they would generally be close to or lower than projected nominal GDP growth. As in many other advanced economies, sustained actions toward stabilizing public health spending in relation to nominal GDP, and therefore government revenues, will be required in Canada to ensure long-term fiscal sustainability.

Actual and Projected Health Spending Growth—Provincial Budgets and Public Accounts

(per cent)

	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.	Average[1]	Nominal GDP[2]

2010–11	1.7	5.6	6.9	3.8	4.8	3.2	4.4	15.6	14.1	4.3	5.5	6.1

2011–12	6.8	4.3	1.7	1.6	4.1	4.6	5.6	-3.2	3.5	5.8	4.2	5.8

2012–13	2.8	0.4	2.6	2.1	4.2	2.4	3.0	4.0	6.2	3.5	3.5	3.4

2013–14	-1.8	2.9	1.3	0.7	4.8	2.7	3.2	5.8	3.5	4.5	3.5	3.0

2014–15	n.a.	n.a.	n.a.	n.a.	4.8	1.9	n.a.	n.a.	2.1	2.8	2.9	4.2

2015–16	n.a.	n.a.	n.a.	n.a.	4.8	2.0	n.a.	n.a.	2.0	2.5	2.9	4.6

Note: 2010–11 and 2011–12 are actual figures, 2012–13 are actual figures or estimates, and 2013–14 to 2015–16 are forecasts.

[1]	For 2014–15 and 2015–16: includes provinces for which information is available (Quebec, Ontario, Alberta and British Columbia).

[2]	Growth rates are on a calendar-year basis. Figures for 2010 to 2012 are actual, while figures for 2013 to 2015 are forecasts based on the September 2013 survey of private sector economists.

According to the Canadian Institute for Health Information (CIHI), the recent slowdown in health spending growth is, unlike in the past, not about “cutting programs as much as looking at improving productivity, reducing overhead, controlling compensation and seeking value-for-money initiatives.”7 Indeed, over recent years, there have been greater, and sometimes concerted, efforts to control health spending growth on the part of the provinces through actions that will likely have a lasting dampening effect on health spending growth. For example, as a first step towards a more strategic, comprehensive and coordinated approach to pharmaceutical management, the new coordinated provincial approach to price setting for six widely used generic drugs should help maintain the recent trend in drug spending growth.

At the federal level, the legislation governing the Canada Health Transfer (CHT) was set to expire in 2013–14. There was no legislated growth path after that date. In December 2011 (and confirmed in Budget 2012), the Government announced the growth path of the CHT beyond 2013–14: it will continue to grow at 6 per cent per year until 2016–17, and then starting in 2017–18, it will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. The new CHT growth path beyond 2013–14 will provide certainty and stability to the provinces and territories as they continue to take action to put their respective health care systems on sustainable spending paths.

[7]	CIHI news release, “Canada’s health care spending growth slows: provincial and territorial government health expenditure expected to grow 3.1%, lowest since 1997,” October 30, 2012.

Annex

However, it is important to note that, while useful to help assess the long-term impact of public policies based on “status quo” assumptions, long-term fiscal projections are not predictions. In particular, the projections in this annex assume sustained growth in economic activity and, as such, do not take into account the possibility that Canada could be hit by other recessions that would have long-lasting effects. They also do not include any new spending or tax measures beyond those previously announced and those included in this Update.

This is why continuing to restrain government spending and ensuring existing spending is as efficient as possible are necessary to maintain the Government’s flexibility to respond to unexpected economic shocks and emerging priorities of Canadians, while at the same time achieving a federal debt-to-GDP ratio of 25 per cent by 2021 and ensuring a sustainable track for Canada’s public finances over the longer term.

The Government’s commitment to sound and sustainable public finances is intimately related to its fundamental belief that the private sector is the engine of growth and wealth creation. The role of government is to provide the framework policies, programs and services for a prosperous economy and society at levels of taxation that are competitive and sustainable for the long term.

Update of Long-Term Economic and Fiscal Projections

Much has been done in this regard by the Government. Recently, building on actions taken since 2006, Economic Action Plan 2013 included affordable initiatives that will further help to create jobs and secure economic growth—the Government’s top priorities—including:

•

Connecting Canadians With Available Jobs by, among other things, creating the Canada Job Grant, the implementation of which is currently being negotiated with the provinces and territories; and creating opportunities for apprentices by reducing barriers to accreditation in the trades, and by supporting the use of apprentices in federal construction and maintenance contracts. Action was also taken to support groups that are under-represented in the job market by introducing a new generation of Labour Market Agreements for Persons with Disabilities by 2014 with an investment of $222 million per year, investing an additional $70 million over three years to support 5,000 more paid internships for recent post-secondary graduates, and proposing $241 million over five years to help ensure First Nations youth can access the skills and training they need to secure employment.

•

Helping Manufacturers and Businesses Succeed in the Global Economy by extending by two years the temporary accelerated capital cost allowance for new investment in the manufacturing and processing sector; providing support of $1.4 billion over four years; and expanding and extending the temporary Hiring Credit for Small Business, allowing these businesses to reinvest approximately $225 million in job creation and economic growth in 2013.

•

Creating a New Building Canada Plan, which will provide approximately $53.5 billion in new and existing funding over 10 years, starting in 2014–15, for provincial, territorial and municipal infrastructure such as roads, bridges and public transit.

•

Investing in World-Class Research and Innovation by, for example, announcing $225 million to support advanced research infrastructure; providing $165 million to support world-leading genomics research; and allocating $325 million to continue support for the development and demonstration of new clean technologies.

•

Supporting Families and Communities by, among other initiatives, providing $76 million in annual tariff relief on baby clothing and sports and athletic equipment to help reduce the gap in retail prices that Canadian consumers pay compared to those in the U.S; and investing $9 million over two years to expand the First Nations Land Management Regime to create further opportunities for economic development on reserve.

The Government is also acting to better position Canada as a strong competitor in the global economy. In mid-October, Canada and the European Union reached an agreement in principle on a comprehensive trade agreement that will significantly boost trade and investment ties, creating jobs and opportunities for Canadians.

The actions taken by the Government since 2006 have helped the Canadian economy to enjoy the strongest economic performance in the G-7 over the recovery and can be expected to continue to improve Canada’s economic and labour market performance over the longer term. Ultimately, the resilience of the Canadian economy, and its ability to thrive in the 21st century global economy, must be underpinned by a strong fiscal position. In that context, recent Government actions to ensure the sustainability of Canada’s public finances reduce the burden placed on future generations of Canadians, improve the environment for investment by keeping taxes and interest rates low, and maintain the ability of the Government to respond to unexpected economic shocks.

Annex

Methodology and Key Assumptions

Demographic Projections

The demographic projections used in this annex are based on medium-growth scenario projections produced by Statistics Canada.8 Using the latest population data available as a starting point, Statistics Canada projects the structure of the population by age and sex from one year to the next by adding births and net migrants and subtracting deaths. The demographic assumptions behind these projections are outlined in Population Projections for Canada, Provinces and Territories—2009 to 2036, published in 2010. The main assumptions are:

•

Life expectancy at birth for females is expected to increase from 82.9 years in 2006 to 87.3 years in 2036. For males, the life expectancy at birth is expected to rise from 78.2 years in 2006 to 84.0 years in 2036.

•	The fertility rate for Canada used for the entire projection period is 1.70 children per woman.

•

Except for the first three years, where data used are drawn from the immigration plan as formulated by Citizenship and Immigration Canada, the annual immigration rate is assumed to represent 0.75 per cent of the total population. When accounting for emigration and returning emigrants, the net immigration rate for Canada is assumed to range between 0.60 and 0.66 per cent over the projection period.

For the purposes of this annex, the population projections produced by Statistics Canada have been adjusted to reflect the most recent population estimates.

Economic Projections

Over the first six years of the projection (2013–2018), key economic indicators (e.g. real GDP growth and interest rates) are taken from the Department of Finance September 2013 survey of private sector economists, which forms the basis for the fiscal forecast presented in this Update.

These results are benchmarked to the Department of Finance long-term projection model. In this model, real GDP growth is assumed to depend on labour productivity growth and labour input growth. Labour input growth is determined by age- and gender-specific labour force participation and average hours worked using population projections from Statistics Canada by age and gender.

Labour productivity is expected to grow at about its historical average over the 2013–2050 period. The unemployment rate over the 2013–2018 period is taken from the private sector forecast, which projects a gradual decline to 6.2 per cent by 2018, near its level prior to the 2008–2009 recession.

Over the medium term (2013–2018), growth in labour supply is projected to continue to contribute significantly to overall GDP growth, albeit somewhat less than over the last four decades. This in part reflects the positive effect of the ongoing recovery in labour markets from the 2008–2009 recession, translating into a falling unemployment rate (which contributes positively to labour supply growth). However, both labour force participation and average hours worked are projected to decline slightly each year (-0.1 percentage points for both) over the medium term, dampening labour supply growth.

[8]	Statistics Canada produces three long-term population projections based on low-, medium- and high-growth scenarios.

Update of Long-Term Economic and Fiscal Projections

Beyond 2018, the positive impacts of the current labour market recovery on labour supply are expected to disappear, while the unemployment rate is assumed to stabilize and average hours worked are projected to continue their trend decline. At the same time, an increasing rate of retirement among the baby boom generation is expected to result in a decline in labour force participation and the rate of growth of the working-age population. Combined, these factors suggest that the contribution of labour supply to real GDP growth will decline significantly to an average of just 0.5 percentage points per year over the 2019–2050 period. Given assumed trend productivity growth of 1.2 per cent per year, growth in real GDP would average 1.7 per cent per year over the same period.

Real GDP Growth Projections

Table A.1
Average annual growth rates
per cent, unless otherwise indicated

	1970–2012	2013–2018	2019–2030	2031–2050

Real GDP growth	2.9	2.3	1.7	1.8
Contributions of (percentage points):
Labour supply growth	1.6	1.0	0.4	0.6
Working-age population	1.6	1.1	1.0	0.8
Labour force participation	0.3	-0.1	-0.5	-0.1
Unemployment rate	-0.1	0.2	0.0	0.0
Average hours per worker	-0.2	-0.1	-0.1	-0.1
Labour productivity growth	1.2	1.3	1.3	1.2
Note: Contributions may not add due to rounding.
Sources: Statistics Canada; Department of Finance calculations.

Fiscal Projections

Using the fiscal projections up to 2018–19 presented in this Update as the starting point, the fiscal projections contained in this annex are obtained through an accounting model in which each revenue and expense category is determined independently and is modelled as a function of the underlying demographic and economic projections, with the relationships defined either by current and already-announced future government policies or assumptions. The model provides a detailed examination of the fiscal implications of population aging on government revenues and expenditures and provides an assessment of long-run fiscal sustainability by simulating long-run debt and deficit paths.

The principal assumptions underlying the fiscal projections from 2018–19 through 2050–51 are:

•

The Canada Social Transfer increases by 3 per cent annually, and the Canada Health Transfer and fiscal transfers (i.e. primarily Equalization and Territorial Formula Financing) payments grow as per formulas linked to nominal GDP growth.

•

Old Age Security program benefits grow with the targeted population (which is assumed to gradually change from 65 years old and over before 2023 to 67 years old and over in 2029) and inflation to reflect increases in the cost of living.

•	Children’s benefits grow with the targeted population (less than 18 years old) and inflation to reflect increases in the cost of living.

•	Direct program spending is linked to nominal GDP growth.

Annex

•	Employment Insurance (EI) benefits grow in line with the projected number of beneficiaries and the projected growth in average weekly earnings.

•	The EI premium rate grows according to current program parameters, i.e. EI revenues and expenditures (benefits and administration costs) break even over time.

•

All tax revenues, including personal income tax, corporate income tax and Goods and Services Tax revenues, as well as other revenues, are assumed to grow in line with nominal GDP. The $3-billion adjustment for risk applied to revenues in 2018–19 is also assumed to grow in line with nominal GDP beyond that fiscal year.

•

With respect to federal debt charges, the initial stock of debt is subject to an average interest rate that is assumed to gradually increase from about 4 per cent in 2018–19 to 5 per cent by 2027–28 (to account for the fact that maturing debt will have to be renewed at increasingly higher rates) and remain constant thereafter. Any additional stock of debt (net assets) resulting from the accumulation of projected deficits (surpluses) is assumed to bear a 5-per-cent effective interest rate. Investment returns on financial assets (which are included in other revenues) are assumed to equal the borrowing costs (which are included in public debt charges) associated with their purchase.

Detailed Fiscal Projections

Table A.2

Long-Term Fiscal Projections

billions of dollars

	2018–19	2021–22	2025–26	2030–31	2035–36	2040–41	2045–46	2050–51

Revenues	332.7	373.6	429.5	513.8	619.9	750.2	905.4	1,088.5
Program expenditures	286.8	324.1	374.1	444.8	535.1	640.2	762.8	908.0
Public debt charges	36.1	39.2	42.2	42.0	36.7	25.4	4.1	-31.8
Budgetary balance	9.8	10.3	13.2	27.1	48.1	84.7	138.5	212.3
Federal debt	599.1	569.3	524.2	419.0	227.1	-116.3	-693.9	-1,598.9
Nominal GDP[1]	2,304.3	2,587.2	2,974.8	3,559.7	4,296.7	5,199.8	6,274.8	7,538.7

1     On a calendar-year basis.

Update of Long-Term Economic and Fiscal Projections

Table A.3

Long-Term Fiscal Projections, Share of GDP

per cent

	2018–19	2021–22	2025–26	2030–31	2035–36	2040–41	2045–46	2050–51

Revenues	14.4	14.4	14.4	14.4	14.4	14.4	14.4	14.4
Program expenditures	12.4	12.5	12.6	12.5	12.5	12.3	12.2	12.0
Public debt charges	1.6	1.5	1.4	1.2	0.9	0.5	0.1	-0.4
Budgetary balance	0.4	0.4	0.4	0.8	1.1	1.6	2.2	2.8
Federal debt	26.0	22.0	17.6	11.8	5.3	-2.2	-11.1	-21.2

Table A.4

Long-Term Fiscal Projections, Annual Growth

per cent

	2018–19	2021–22	2025–26	2030–31	2035–36	2040–41	2045–46	2050–51

Revenues	4.7	3.8	3.6	3.7	3.9	3.9	3.8	3.7
Program expenditures	3.5	4.0	3.5	3.8	3.7	3.6	3.5	3.6
Nominal GDP[1]	4.3	3.7	3.6	3.7	3.9	3.9	3.8	3.7

1     On a calendar-year basis.

Sensitivity Analysis

Because long-term projections and the range of possible results are inherently uncertain, the baseline projections presented in this annex are not intended to be exact forecasts. Rather, they provide a plausible baseline that follows from a reasonable set of demographic, economic and fiscal assumptions, which, as this sensitivity analysis shows, is fairly robust to a number of small changes to individual assumptions. On the other hand, larger changes or a combination of changes to some of these assumptions, a large change in the expected evolution of the medium-term economic and fiscal outlook, or a significant permanent shock to the Government’s revenue or spending would have more significant implications for the long-term economic and fiscal outlooks.

Annex

Table A.5

Description of Alternative Assumptions1

alternative assumption less baseline

	High	Low
Demographic:
Fertility rate (average births per woman)	+0.2 births	-0.2 births
Net immigration (per cent of population)	+0.1 p.p.	-0.1 p.p.
Life expectancy at 65	+3 years	-3 years

Economic:
Total labour force participation rate (per cent)	+1.0 p.p.	-1.0 p.p.
Average weekly hours worked	+0.5 hours	-0.5 hours
Unemployment rate (per cent)	+0.5 p.p.	-0.5 p.p.
Labour productivity (per cent)	+0.1 p.p.	-0.1 p.p.
Interest rates (per cent)	+0.5 p.p.	-0.5 p.p.

Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2019 except for changes in life expectancy, which are gradually applied over the projection horizon.

Table A.6

Impact of Alternative Assumptions on Nominal GDP

and Real Per Capita GDP Growth, 2019 to 2050

average annual growth, per cent

	Baseline		High		Low
	Nominal	Real Per Capita	Nominal	Real Per Capita	Nominal	Real Per Capita
	GDP	GDP	GDP	GDP	GDP	GDP

Demographic:
Fertility rate	3.8	0.9	3.8	0.9	3.7	0.9
Net immigration	3.8	0.9	3.9	0.9	3.6	0.9
Life expectancy at 65	3.8	0.9	3.8	0.8	3.8	1.0

Economic:
Total labour force participation rate	3.8	0.9	3.8	0.9	3.7	0.8
Average weekly hours worked	3.8	0.9	3.8	0.9	3.7	0.8
Unemployment rate	3.8	0.9	3.8	0.9	3.8	0.9
Labour productivity	3.8	0.9	3.9	1.0	3.7	0.8

Update of Long-Term Economic and Fiscal Projections

Table A.7

Impact of Alternative Assumptions on Nominal GDP

and Real Per Capita GDP Levels in 2050

per cent difference relative to baseline

	High		Low
	Nominal	Real Per Capita	Nominal	Real Per Capita
	GDP	GDP	GDP	GDP

Demographic:
Fertility rate	2.2	-1.3	-2.2	1.3
Net immigration	4.1	0.5	-4.1	-0.6
Life expectancy at 65	0.5	-2.1	-0.5	2.1

Economic:
Total labour force participation rate	1.6	1.6	-1.6	-1.6
Average weekly hours worked	1.5	1.5	-1.5	-1.5
Unemployment rate	-0.5	-0.5	0.5	0.5
Labour productivity	3.2	3.2	-3.1	-3.1

Table A.8

Impact of Alternative Assumptions on the Federal Deficit and Debt-to-GDP Ratio in 2050–51

per cent of GDP

	Baseline		High		Low
	Deficit	Debt	Deficit	Debt	Deficit	Debt

Demographic:
Fertility rate	-2.8	-21.2	-2.8	-20.3	-2.8	-22.1
Net immigration	-2.8	-21.2	-3.0	-23.6	-2.6	-18.6
Life expectancy at 65	-2.8	-21.2	-2.4	-16.8	-3.2	-25.3

Economic:
Total labour force participation rate	-2.8	-21.2	-3.0	-24.1	-2.6	-18.2
Average weekly hours worked	-2.8	-21.2	-3.0	-24.0	-2.6	-18.4
Unemployment rate	-2.8	-21.2	-2.8	-20.2	-2.9	-22.2
Labour productivity	-2.8	-21.2	-3.0	-23.7	-2.6	-18.6
Interest rates	-2.8	-21.2	-2.9	-20.3	-2.8	-21.9

77